FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September, 2006

Commission File Number 000-21756

CHC Helicopter Corporation

(Translation of registrant’s name into English)

4740 Agar Drive
Richmond, British Columbia
Canada
V7B 1A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Information Circular and Notice of Annual Meeting of Shareholders to be held on September 28, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC Helicopter Corporation (Registrant)
Date: September 6, 2006	By:	/s/ Martin Lockyer
Martin Lockyer Vice-President, Legal Services and
Corporate Secretary

CHC HELICOPTER CORPORATION
INFORMATION CIRCULAR
AND
NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
to be held on
September 28, 2006
Richmond, British Columbia

Table Of Contents

Notice Of Annual Meeting Of Shareholders	2
Management Information Circular	4
Appointment And Solicitation Of Proxies	4
Revocation Of Proxies	4
Voting Instructions	5
Registered Shareholders	5
Non-Registered Shareholders	6
Electronic Access To Proxy-Related Materials And Annual And Quarterly Reports	8
The Corporation	9
Voting Shares And Principal Holders	9
Take-Over Bid Protection	9
Constrained Share Provisions	12
Share Ownership	12
Matters To Be Acted Upon By The Shareholders At The Meeting	13
Board Of Directors — Nominees	16
Directors’ Meetings	21
Report Of The Corporate Governance And Nominating Committee	23
Report Of The Audit Committee	23
Report On Executive Compensation	24
Composition Of The Corporate Governance and Nominating Committee	25
The Corporation’s Compensation Policy	25
Annual Incentives	26
Stock Option Plan	27
Pension Plans	27
Compensation Of Directors	28
Minimum Share Ownership	29
Performance Graph	30
Compensation Table	31
Employee Share Option Plan	33
Executive Retiring Plan And Retiring Allowance	35
Indebtedness Of Directors And Officers	37
Executive Share Purchase Loan Program	39
The Ordinary Share Loan	39
Indebtedness Of Directors, Executive Officers And Senior Officers Other Than Under Securities Purchase Programs	40
Fees Paid To Ernst & Young LLP	40
Directors And Officers Insurance	41
Interest Of Management And Others In Material Transactions	42
Communications And Disclosure Policies	42
Receipt Of Shareholder Proposals For Next Annual Meeting	43
Directors’ Approval	44
A — Text of By-Law Repeal Resolution
B — Text of Employee Share Option Plan Amendment Resolution
C — Text of Amended Employee Share Option Plan
D — Statement of Corporate Governance Practices
E — Board of Directors Mandate

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
September 28, 2006
The annual meeting (the “Meeting”) of shareholders of CHC HELICOPTER CORPORATION (the “Corporation” or “CHC”) will be held on Thursday, the 28th day of September, 2006 at the Fairmont Vancouver Airport Hotel, Richmond British Columbia at 3:30 p.m. (Vancouver time) for the following purposes:

Item 1:	To receive the consolidated financial statements of the Corporation for the year ended April 30, 2006 and the auditors’ report thereon;

Item 2:	To elect directors of the Corporation;

Item 3:	To reappoint Ernst & Young, LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

Item 4:	To consider, and if thought fit, to pass an ordinary resolution to ratify and confirm the action of the Board of Directors repealing By-Law No. 2 of the Corporation (the “By-Law Repeal Resolution”). The full text of the By-Law Repeal Resolution is set out in Schedule A to the management information circular accompanying this notice;

Item 5:	To consider, and if thought fit, to pass an ordinary resolution approving and confirming amendments to the Corporation’s Employee Share Option Plan (the Plan”) to specify the circumstances when shareholder approval will not be required for future amendments to the Plan or any options granted thereunder (the “Plan Amendment Resolution”). The full text of the “Plan Amendment Resolution” is set out in Schedule B to the management information circular accompanying this notice; and

Item 6:	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.
DATED at Richmond, British Columbia, August 30, 2006.
BY ORDER OF THE BOARD

/s/ Martin Lockyer Martin Lockyer
Vice-President, Legal Services & Corporate Secretary

Reference should be made to the accompanying Management Information Circular for details of the above matters. If you are unable to be present personally at the Meeting you are requested to complete and sign the enclosed form(s) of proxy and deliver it or return it by mail in the enclosed envelope, or by following the instructions for voting over the internet in the accompanying Management Information Circular. See “Voting Instructions”. A vote by proxy will be counted if it is completed properly and received by CHC’s transfer agent not later than 6:00 p.m. (Toronto time) on September 26, 2006, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
The transfer agent’s address is: Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5.
Enclosed are the form of proxy and a certification with respect to ownership. Please complete the form of proxy and the attached certification.
In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (fax: 416-368-2502; telephone: 800-387-0825).

MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Circular”) is furnished in connection with the solicitation by management of CHC Helicopter Corporation (the “Corporation” or “CHC”) of proxies to be used at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of annual meeting of shareholders accompanying this Circular (the “Notice of Meeting”). Unless otherwise stated, all information contained in this Circular is presented as at August 30, 2006. It is expected that the solicitation will be primarily by mail, but proxies may be solicited by telephone, email, facsimile or in person by officers and employees of the Corporation. Officers and employees will not receive any additional compensation for such activity. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from shareholders of the Corporation. The cost of the solicitation will be borne directly by the Corporation.
APPOINTMENT AND SOLICITATION OF PROXIES
The forms of proxy accompanying this Circular are solicited on behalf of the management of the Corporation. Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy, or may use another appropriate form of proxy.
REVOCATION OF PROXIES
A shareholder executing a proxy has the power to revoke it:
(a)	by depositing an instrument in writing executed by such shareholder or such shareholder’s attorney authorized in writing:
(i)	at the executive office of the Corporation, CHC Helicopter Corporation, 4740 Agar Drive, Richmond, British Columbia, V7B 1A3, Attention: The Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, or

(ii)	with the Chairman of the Meeting on the day of the Meeting or any adjournments thereof, or
(b) in any other manner permitted by law.

VOTING INSTRUCTIONS
Registered Shareholders
If you are a registered shareholder, there are two methods by which you can vote your shares at the Meeting: in person at the Meeting, or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the Circular; rather, attend the Meeting where your vote will be taken and counted. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with your instructions as indicated in the form of proxy, on any ballot that may be called for, and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.
As a registered shareholder, you may vote by proxy by one of the following three methods: (i) use of paper form of proxy to be returned by mail or delivery; (ii) use of the internet voting procedure; or (iii) facsimile (in the event of a postal disruption). The methods for using each of these procedures are described below:
The paper form of proxy is the only voting option by which a shareholder may appoint a person as proxy other than management nominees named on the form of proxy.
Voting by Mail. You may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided. The form of proxy must be received by CIBC Mellon Trust Company, the Corporation’s transfer agent, no later than 6:00 p.m. (Toronto time) on September 26, 2006, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting. The transfer agent’s address is: Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5.
Internet Voting. You may vote over the internet by accessing the following websites:
Class A Subordinate Voting Shares – www.eproxyvoting.com/chcclassa
Class B Multiple Voting Shares – www.eproxyvoting.com/chcclassb
In order to submit a proxy via the internet, you will be asked to enter the 13 digit control number which is provided on the enclosed form of proxy or Voting Information Form (“VIF”). Please see your form of proxy for additional information on internet voting. Your voting instructions will then be conveyed electronically over the internet. Registered shareholders and NOBOs (as defined below) may vote (and revoke a previous vote) over the internet at any time before 6:00 p.m. (Toronto time) on September 26, 2006, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
Voting by Facsimile. In the case of postal disruptions, you may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to CIBC Mellon Trust Company at 416-368-2502. The form of proxy must be received no later than 6:00 p.m. (Toronto time) on September 26, 2006, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
A proxy must be in writing and must be executed by you as registered shareholder or by your attorney authorized in writing or, if the registered shareholder is a corporation or other legal entity, by an authorized officer or attorney.
The enclosed proxy confers discretionary authority with respect to any amendments or variations to matters referred to in the Notice of Meeting and any other matters which may properly come before the Meeting or any adjournments thereof. As of the date of the Circular, management is not aware of any amendments or variations to any matters referred to in the Notice of Meeting or any other matters which may properly come before the Meeting or any adjournment thereof.
Non-registered Shareholders
Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.
If you are a non-registered shareholder who has not objected to your intermediary disclosing certain ownership information about yourself to the Corporation, you are referred to herein as a “NOBO”. If you are a non-registered shareholder who has objected to your intermediary disclosing the ownership information about yourself to the Corporation, you are referred to herein as an “OBO”.
In accordance with the requirements of National Instrument 54-101, the Corporation is sending the Notice of Meeting, the Circular, either the VIF or the form of proxy, as applicable, and the Corporation’s 2006 Annual Report, which includes the audited financial statements and management’s discussion and analysis (collectively, the “Meeting Materials”) directly to the NOBOs and, indirectly, through intermediaries to the OBOs.
Meeting Materials Received by OBOs from Intermediaries
The Corporation has distributed copies of the Meeting Materials to intermediaries for distribution to OBOs. Intermediaries are required to deliver these materials to all OBOs of the Corporation who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to OBOs.
OBOs who receive Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.
Usually, an OBO will be given a voting instruction form which must be completed and signed by the OBO in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered shareholders cannot be used and the instructions provided by the intermediary must be followed (which in some cases may allow the completion of the voting instruction form through the Internet).
Occasionally, however, an OBO may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the OBOs but is otherwise not completed. This form of proxy does not need to be signed by the OBO. In this case, the proxy needs to be completed by the OBO and voted by mail or facsimile only, as described above with respect to registered holders.
The purpose of these procedures is to allow on OBO to direct the voting of the shares that they own but that are not registered in their name. Should an OBO who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the OBO should strike out the persons named in the form of proxy as the proxy holder and insert the OBO’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, OBOs who received Meeting Materials from their intermediary should carefully follow the instructions provided by their intermediary.
Meeting Materials Received by NOBOs from the Corporation
As permitted under National Instrument 54-101, the Corporation has used a NOBO list to cause the Meeting Materials to be sent directly to the NOBOs whose names appear on that list. If you are a NOBO and the Corporation has caused the Meeting Materials to be sent directly to you, your name and address and information about your holdings of shares of the Corporation, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.
By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) in the event you choose to use the VIF, executing your proper voting instructions. As a NOBO, you may vote by proxy by one of the following two methods: (i) use of the VIF or (ii) use of the internet voting procedure. The method for using the VIF is described below and the method for using the internet voting is described on page 4 of the Circular.
VIF. Please return your voting instructions as specified in the VIF of the “Request for Voting Instructions”, which is included with the Circular mailed to NOBOs.
The VIF is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, you are able to instruct the registered shareholder how to vote on your behalf. The VIF should be completed and returned in accordance with the specific instructions noted on the VIF.
The purpose of this procedure is to permit NOBOs to direct voting of the shares of the Corporation which they beneficially own. If a NOBO who receives a VIF wishes to attend the Meeting or have someone else attend the Meeting on his behalf, then the NOBO may request a legal proxy as set forth in the VIF, which will grant the NOBO or his nominee the right to attend and vote at the Meeting.
Internet Voting. NOBOs may vote over the internet by accessing the following website:
Class A Subordinate Voting Shares and Class B Multiple Voting Shares – www.proxyvote.com
In order to submit a proxy via the internet, you will be asked to enter the 12 digit control number which is provided on the enclosed form of Voting Information Form (“VIF”). Please see your VIF for additional information on internet voting. Your voting instructions will then be conveyed electronically over the internet. Registered shareholders and NOBOs (as defined below) may vote (and revoke a previous vote) over the internet at any time before 6:00 p.m. (Toronto time) on September 26, 2006, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.
ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS
We are offering our shareholders the opportunity to receive future proxy circulars, annual reports and quarterly reports electronically through the internet rather than receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions in your form of proxy. Please see your form of proxy for more information on electronic access to these materials. If you are an OBO refer to the information provided by the intermediary (such as a bank, trust company or broker) on how to receive these documents electronically. If you are a NOBO, please refer to the VIF on how to receive these documents electronically.
THE CORPORATION
CHC is the world’s largest global commercial helicopter operator. CHC through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. CHC’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities. It also provides helicopter transportation for emergency medical and search and rescue services, and through its subsidiary, Heli-One, provides fleet leasing, management and logistics services and helicopter repair, maintenance and overhaul services.
CHC provides helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies to transport personnel and, to a lesser extent, parts and equipment to, from and among offshore production platforms, drilling rigs and other facilities. In general, CHC targets opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. CHC is a market leader in most of the regions it serves, with an established reputation for quality and reliable service. CHC is the largest operator in the North Sea, one of the world’s largest oil producing regions. CHC is a global operator, servicing the oil and gas industry in South America, Africa, Australia, Asia and North-Eastern North America.
VOTING SHARES AND PRINCIPAL HOLDERS
Holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares of the Corporation, in each case of record at the close of business on August 1, 2006, are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held, and one vote for every ten Ordinary Shares held. No other class or series of shares currently carries voting rights in respect of the matters to be voted upon at the Meeting.
Take-Over Bid Protection
The holders of Class A Subordinate Voting Shares are provided with certain rights in the event that a take-over bid is made for the Class B Multiple Voting Shares. Such rights are summarized as follows:

(a)	The articles of incorporation of the Corporation, as amended (the “Articles”), provide that if an offer is made to purchase Class B Multiple Voting Shares such that, under the take-over bid provisions of applicable securities legislation or the requirements of a stock exchange on which the Class B Multiple Voting Shares are listed, the same offer must be made to all or substantially all holders of Class B Multiple Voting Shares who are in a province or territory of Canada to which the requirements apply, then the holders of Class A Subordinate Voting Shares will have the right to convert all or any of the Class A Subordinate Voting Shares held by them into an equal number of Class B Multiple Voting Shares. The election by a holder of Class A Subordinate Voting Shares to convert Class A Subordinate Voting Shares into Class B Multiple Voting Shares in these circumstances also constitutes an irrevocable election under the Articles to deposit such converted shares pursuant to the offer. Such converted shares would automatically be converted back into Class A Subordinate Voting Shares if not taken up under such offer or if withdrawn by the holder. The conversion right will not come into effect, however, if: (i) a concurrent offer is made to all holders of Class A Subordinate Voting Shares on identical terms in all material respects as the offer to the holders of Class B Multiple Voting Shares, or (ii) shareholders representing more than 50% of the then-outstanding Class B Multiple Voting Shares (exclusive of shares owned by the offer or immediately prior to the offer) deliver a certificate or certificates to the Corporation’s transfer agent and to the Secretary of the Corporation (A) prior to the time the offer is made, confirming, among other things, that they do not intend to tender any shares in acceptance of any such offer, and/or (B) within seven days after the offer for the Class B Multiple Voting Shares is made, confirming, among other things, that they do not intend to tender any shares in acceptance of the offer.
(b)	The Articles also incorporate the terms of an agreement dated as of August 9, 1991 (the “Coattail Agreement”), as amended, entered into among the Corporation, CIBC Mellon Trust Company (formerly National Trust Company) (the “Trustee”), Craig L. Dobbin and Discovery Helicopters Inc. (“Discovery”), a holding company all of the shares of which are owned by Mr. Dobbin. Under the terms of the Coattail Agreement, if the beneficial owner of the Class B Multiple Voting Shares held by Discovery (the “Discovery Shares”) transfers any of the Discovery Shares to a purchaser who has not made an identical offer in all material respects for all of the Class A Subordinate Voting Shares and all other Class B Multiple Voting Shares outstanding and such purchaser is not otherwise a permitted transferee under the Coattail Agreement, then all of the then-outstanding Class A Subordinate Voting Shares shall, after notice is sent by the Trustee to the holders of the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares, automatically be converted into Class B Multiple Voting Shares. For the purposes of the Coattail Agreement, any transfer of the voting securities of Discovery (the “Dobbin Shares”) is deemed to be a transfer of the Discovery Shares. The Coattail Agreement does not restrict the ability of the beneficial holder of the Discovery Shares to convert any of the Discovery Shares into

Class A Subordinate Voting Shares or, subject to compliance with applicable securities laws, subsequently transfer such Class A Subordinate Voting Shares to third parties.
The provisions of the Articles and the Coattail Agreement expressly permit certain transfers (each a “Permitted Transfer”) of the Discovery Shares and the Dobbin Shares that would not cause or permit the conversion of the Class A Subordinate Voting Shares into Class B Multiple Voting Shares. A transfer of the Discovery Shares or the Dobbin Shares would be a Permitted Transfer if it were to:
(a)	a corporation that is wholly-owned, directly or indirectly, by Craig L. Dobbin;
(b)	any member of the immediate family of Craig L. Dobbin, a corporation that is wholly-owned by any member of the immediate family of Craig L. Dobbin or a testamentary trust, the sole beneficiaries of which are members of the immediate family of Craig L. Dobbin (“immediate family” means, for the purposes of the Articles and the Coattail Agreement, a spouse, sibling, child or grandchild, whether related through birth, marriage or adoption);
(c)	the estate of Craig L. Dobbin;
(d)	a purchaser that:
(i)	has offered to purchase all, but not less than all, of the outstanding Class B Multiple Voting Shares;

(ii)	has made an offer to purchase all, but not less than all, of the outstanding Class A Subordinate Voting Shares that is identical in terms of price per share and in all other material respects to the offer for the Discovery Shares and that has no condition attached other than the right not to take up and pay for Class A Subordinate Voting Shares tendered if no Class B Multiple Voting Shares are purchased pursuant to the offer for the Discovery Shares; and

(iii)	has complied with the terms of the offer for both the Class A Subordinate Voting Shares and the Class B Multiple Voting Shares; or
(e)	a transferee pursuant to the granting of a security interest by way of a pledge, hypothecation or otherwise, whether directly or indirectly, to any Canadian financial institution with which Discovery deals at arm’s length in connection with a bona fide borrowing.
While the provisions of the Articles and the Coattail Agreement referred to above are designed to provide the holders of Class A Subordinate Voting Shares with the right to participate in certain offers (subject to the foregoing exceptions), there may be circumstances in which effective control of the Corporation could be acquired by a third party without these provisions becoming operative by their terms.

Constrained Share Provisions
In recognition of foreign ownership restrictions imposed by the Canada Transportation Act (the “CT Act”), the Articles empower the directors of the Corporation to refuse to permit registration of any transfer of voting shares of the Corporation (including Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares) if such transfer would result in persons other than Canadians (as defined in the CT Act) owning or controlling more than 25% of (a) the votes attached to all outstanding voting shares of the Corporation or (b) the number of outstanding voting shares of the Corporation.
In order to assist the Corporation in monitoring Canadian ownership for the purposes of the CT Act, all holders of Class A Subordinate Voting Shares or Class B Multiple Voting Shares are requested to complete the certification contained in the form of proxy and VIF accompanying this Circular. For the purposes of the proxy and VIF,
(a)	“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity, that is incorporated or formed under the laws of Canada or a province that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may by regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	canceling a decision allowing his or her claim for refugee protection; or

(3)	canceling a decision allowing his or her application for protection.
Share Ownership
As at August 30, 2006, there were 36,867,965 Class A Subordinate Voting Shares, 5,861,488 Class B Multiple Voting Shares and 22,000,000 Ordinary Shares issued and outstanding. The Class A Subordinate Voting Shares represent 37.7% of the aggregate voting rights attached to the Corporation’s voting shares.

The following table sets forth information as at August 30, 2006 with respect to the Class A Subordinate Voting Shares, the Class B Multiple Voting Shares and the Ordinary Shares held by any persons known to the Corporation’s directors or officers to be a beneficial owner of, directly or indirectly, or to exercise control or direction over: (i) greater than 10% of any class of such shares; or (ii) a number of shares of any class or classes which collectively carry with them more than 10% of the votes attached to all of the outstanding shares of the Corporation:

			Percentage
		Percentage of	of votes
	Number of voting	all	attached to
	shares owned,	outstanding	all
	controlled or	shares of such	outstanding
Name of Shareholder	directed	class (1)	shares (1)

Discovery Helicopters Inc. (2)	2,513,230 Class A	6.8%	2.6%
	5,555,432 Class B	94.8%	56.9%
O.S. Holdings Inc. (3)	22,000,000 Ordinary Shares	100%	2.3%
FMR Corp.	4,865,700 Class A	13.2%	5.0%

(1)	Excludes shares issuable on exercise of options granted under the Corporation’s Employee Share Option Plan and shares issuable upon conversion of a $5,000,000 convertible loan made to the Corporation by Discovery Helicopters Inc. in fiscal 2000, in connection with the acquisition of Helicopter Services Group ASA.

(2)	Discovery Helicopters Inc. is a holding company all of the voting shares of which are owned by Craig L. Dobbin, Executive Chairman of the Corporation. The shares owned by Discovery Helicopters Inc. collectively carry 59.4% of the votes attached to all of the outstanding shares of the Corporation.

(3)	O.S. Holdings Inc. is a holding company wholly owned indirectly by Craig L. Dobbin, Executive Chairman of the Corporation. Mr. Dobbin owns directly or indirectly shares of the Corporation that collectively carry 61.7% of the votes attached to all of the outstanding shares of the Corporation.
MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING
(AS ITEMIZED IN THE NOTICE OF MEETING)
ITEM 1:
Consolidated Financial Statements
The consolidated financial statements of the Corporation for the year ended April 30, 2006 and the report of the auditors on the consolidated financial statements will be submitted to the Meeting.

ITEM 2:
Election of Directors
The Board of Directors consists of a minimum of one member and a maximum of twelve members. The number of directors within such range is to be determined by the Board of Directors from time to time and is currently fixed at eleven.
The persons named in the enclosed form of proxy intend to vote FOR the election of the eleven nominees whose names are set forth on pages 16-20. It is not anticipated that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.
Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.
If you complete and return the attached form of proxy, your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the nominees listed on that form unless you specifically direct that your vote for those nominees be withheld.
ITEM 3:
Appointment of Auditors
Upon a recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the resolution reappointing Ernst & Young, LLP as auditors and authorizing the Board of Directors to fix their remuneration. Ernst & Young, LLP were first appointed as auditors of the Corporation on September 14, 1995.
In order to be effective, the resolution reappointing Ernst & Young, LLP as auditors and authorizing the Board of Directors to fix their remuneration must receive the affirmative vote of a majority of votes cast by those shareholders present in person or represented by proxy at the Meeting.
If you complete and return the attached form of proxy your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the reappointment of

Ernst & Young, LLP as auditors unless you specifically direct that your vote be withheld.
ITEM 4:
Ratification of the Repeal of By-Law No.2
During a meeting of the Board of Directors held on December 13, 2005, the Board passed a resolution appealing By-Law No. 2. The repealed By-Law No. 2 dealt exclusively with financing with the Toronto Dominion Bank which was no longer outstanding. The repeal of this By-Law was a simple housekeeping matter, however, the Canada Business Corporations Act provides that the directors shall submit any such by-law repeal to the shareholders at the next meeting of shareholders to confirm, reject or amend such repeal.
In order to be effective, the resolution confirming the By-Law Repeal Resolution must receive the affirmative vote of a majority of votes cast by those shareholders present in person or represented by proxy at the Meeting.
If you complete and return the attached form of proxy your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the By- Law Repeal Resolution unless you specifically direct that your shares be voted against.
ITEM 5:
Amendment of Employee Share Option Plan
The Plan currently provides that the Board of Directors of the Corporation may from time-to-time, subject to any required shareholder and regulatory approvals, amend the Plan and the terms and conditions of any option thereafter or previously granted , provided that no such amendment can alter or impair any rights of any optionee under any option previously granted without the consent of the affected optionee. The TSX has issued a staff notice indicating that general amendment provisions in stock option plans of TSX issuers, such as the amendment provisions in the Plan, are not sufficient and if such general amendment provisions are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval may be required for any amendment to the issuer’s stock option plan. Accordingly, the Board believes that it is in the best interests of the Corporation to make, and has approved, an amendment to the Plan to provide for an amendment provision which provides specific details regarding when shareholder approval will not be required for an amendment to the Plan or any options granted thereunder.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution approving the Plan Amendment Resolution to specify the circumstances when shareholder approval will not be required for future amendments to the Plan or any options granted thereunder. Schedule B to this Circular contains the full text of the Plan Amendment Resolution. A black-lined copy of the Plan, reflecting all of the proposed amendments, is attached to this Circular as Schedule C.
In order to be effective, the Plan Amendment Resolution must receive the affirmative vote of a majority of votes cast by those shareholders present in person or represented by proxy at the Meeting.
If you complete and return the attached form of proxy your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the Plan Amendment Resolution unless you specifically direct that your shares be voted against.
ITEM 6:
Any Other Business
BOARD OF DIRECTORS — NOMINEES
The table and notes below set out the name of each person proposed to be nominated for election as a director, the age of the nominee, the period or periods during which the nominee has served as a director of the Corporation, the province/state and country of residence, the nominee’s principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the nominee, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights (“SAR’s”) beneficially owned by each nominee or over which the nominee exercises control or direction. All of the nominees currently serve as directors of the Corporation.

Sylvain Allard, 48	Director since November, 2004. Resident of British Columbia, Canada. Mr. Allard is the President and Chief Executive Officer of the Corporation. He has been President for seven years and was appointed Chief Executive Officer in November 2004. Mr. Allard started with the Corporation as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medalist) from Concordia University, Montreal, and has held several key positions in the Corporation, including President of

Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International Inc.

Donald Carty,O.C., 60	Director since November, 2004. Resident of Texas, United States of America. Mr. Carty served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003. He served as President and CEO of CP Air in Canada from 1985-1987 and spent several years in various management positions with Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. Mr. Carty is a graduate of Queen’s University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. Mr. Carty was appointed as an officer of the Order of Canada in 2002. He is a director of Dell Inc., Sears Holdings Corporation, Barrick Gold Corp., Hawaiian Holdings Inc. and Gluskin Sheff + Associates Inc.

Craig L. Dobbin, O.C., 70	Director since 1987. Resident of British Columbia, Canada. Mr. Dobbin has served as Chairman of the Board since June 1987 and was Chief Executive Officer from June 1987 until December 1, 1994 and from April 30, 1998 to November 2004. He is currently Executive Chairman of the Corporation. Mr. Dobbin is the founder of the privately-held helicopter companies that formed the basis for the creation of CHC in 1987. Mr. Dobbin was appointed as an officer of the Order of Canada in 1992 and has been awarded Honorary Doctorate degrees from Saint Mary’s University, Memorial University of Newfoundland and the National University of Ireland. Mr. Dobbin is also a member of the Board of Directors of Newfoundland Capital Corporation Limited.

Craig C. Dobbin, 41	Director since 1998. Resident of Newfoundland and Labrador, Canada. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd.. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. Since 1996, he has been General Manager of Canadian Northern Outfitters Ltd., an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January

2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation.

Mark Dobbin, 47	Resident of Newfoundland and Labrador, Canada. Mr. Dobbin is the founder and President of Killick Capital Inc., a Newfoundland based private equity company. From 1998 to 2003 Mr. Dobbin was the Chair and CEO of Vector Aerospace Corporation, a globally recognized aviation repair and overhaul service. Prior to Vector he was employed for 17 years with the Corporation and held increasingly responsible positions with CHC culminating in serving as Senior Vice-President. He was a director of the Corporation from 1994 to 1998 and from 2001 to 2003. He is currently a director of Plasco Energy Group, Inc., Consilient Technologies Corporation, Verafin Inc. and Greyfirst Corp.

George N. Gillett Jr., 67	Director since October, 2004. Resident of Colorado, United States of America. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of Swift & Company, the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and Coleman Natural Foods. He is also a director of Steadman Hawkins Research Foundation and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 71	Director since 1999. Resident of Ireland. He holds both a Bachelor of Engineering and a Ph.D. degree from University College, Dublin. On graduation, he worked for a number of years in the petroleum industry in the U.K. and in Ireland, after which he was appointed to the staff of the School of Engineering in University College, Dublin, where he served as Dean of Engineering, from 1979 to 1986, from 1986 to 1994 as Registrar/Senior Vice-President of the University and since 1994 as Professor of Chemical Engineering at the University. He was a Fulbright Scholar to the University of Maryland, where he was visiting Professor in its School of Engineering. He was the director of the Fulbright Scholarship Program between Ireland and the United States from 1996 to 2000, and acts as Executive Director of the Ireland Canada University Foundation.

Jack M. Mintz, B.A., M.A., Ph.D, 55	Director since 2004. Resident of Ontario, Canada. He is a Professor of Business Economics at the University of Toronto. From 1999 to July 2006 he was the President and Chief Executive Officer of the C.D. Howe Institute, an independent policy think-tank. He has published more than 180 books and articles in the fields of public economics and fiscal federalism. He has consulted widely with the World Bank, the International Monetary Fund, the Organization for Economic Co-operation and Development and various governments, businesses and nonprofit organizations. He serves as a director of Brookfield Asset Management Inc., Imperial Oil Limited, Ontario Financing Authority, the Royal Ontario Museum Foundation and the National Statistics Council.

Sir Bob Reid, 72	Director since 2004. Resident of the United Kingdom. He joined Shell International Petroleum Company in 1956 and spent much of his career overseas, including posts in Brunei, Nigeria, Thailand and Australia. He served as Chairman and Chief Executive of Shell UK from 1985 to 1990. He has served as Chairman of the British Railways Board, London Electricity, British-Borneo Oil and Gas plc, The Council of the Industrial Society and Sears plc. From 1997 to 2004 he served as Deputy Governor of the Bank of Scotland. He has been Chairman of the Petroleum Exchange of London (now ICE Futures) since 1999. He served as Chairman of Avis Europe from 2002 to 2004 and as a non-executive director for Sun Life Financial Services of Canada until 2004. He also serves as a non-executive director for Intercontinental Exchange Service Inc., The Merchants Trust and Siemens, plc.

Guylaine Saucier, C.M., F.C.A., 60	Director since 2005. Resident of Quebec, Canada. Ms. Saucier is a Fellow of the Institute of Chartered Accountants. She was Chair of the Joint Committee on Corporate Governance established in 2000 by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange. She was Chair of the Canadian Institute of

Chartered Accountants from June 1999 to June 2000 and was Chairman of the Board of the Canadian Broadcasting Corporation from April 1995 to December 2000. In 1989 she was appointed as a member of the Order of Canada. Ms. Saucier is currently a member of the board of directors of several Canadian corporations including Petro-Canada Inc. and the Bank of Montreal, and two French companies, Areva and Altran.

William W. Stinson, 72	Director since 2003. Resident of Ontario, Canada. He is President and Chairman of the Board of Trustees of Westshore Terminals Income Fund which operates a bulk terminal facility. He is also a director of Grant Forest Products. From 2003 to 2005 he was Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He was a director of Sun Life Financial since 1985. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

						Class A
						Shares	Share Appreciation
	Director	Class A		Class B	Ordinary	Under	Rights
Nominee	Since	Shares		Shares	Shares	Option	Vested	Unvested
Sylvain Allard	2004	278,468		—	—	643,932	—	—
Donald Carty, O.C.	2004	20,000		—	—	—	36,666	73,334
Craig L. Dobbin, O.C.	1987	2,513,230	(1)	5,555,432 (1)	22,000,000 (2)	2,053,912	—	—
Craig C. Dobbin	1998	—		—	—	60,000	—	—
Mark D. Dobbin	—	283,726	(3)	118,172	—	—	—	—
George N. Gillett Jr.	2004	—		—	—	—	73,332	36,668
John J. Kelly, B.E., Ph.D.	1999	6,280		—	—	—	70,000	—
Jack M. Mintz, B.A., M.A., Ph.D	2004	200		—	—	—	73,332	36,668
Sir Bob Reid	2004	—		—	—	—	73,332	36,668
Guylaine Saucier, C.M. F.C.A	2005	—		—	—	—	36,666	73,334
William W. Stinson	2003	10,000		—	—	—	73,332	36,668

(1)	These shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by Craig L. Dobbin. See “Share Ownership”.

(2)	These shares are held by O.S. Holdings, a holding company wholly owned indirectly by Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation. See ”Share Ownership”.

(3)	Of these, 251,264 are held by a family education trust.
DIRECTORS’ MEETINGS
The Board and its standing committees met as follows during the year ended April 30, 2006:

	Regular	Telephone	Total
Board	3	1	4
Audit	3	5	8
Corporate Governance, Compensation and Nominating	3	0	3
Pension	3	0	3

Total	12	6	18

The following is the record of attendance for each director at Board and committee meetings for the year ending April 30, 2006. The overall attendance record at Board and committee meetings was 95%.

Name of Director	Board	Committee
Sylvain Allard	4 of 4	N/A
Donald Carty, O.C.	4 of 4	8 of 8
Craig L. Dobbin, O.C.	4 of 4	N/A
Craig C. Dobbin	4 of 4	3 of 3
George N. Gillett Jr.	4 of 4	3 of 3
John J. Kelly, B.E., Ph.D.	4 of 4	3 of 3
Jack M. Mintz, B.A., M.A., Ph. D.	4 of 4	8 of 8
Sir Bob Reid	4 of 4	3 of 3
Guylaine Saucier, C.M. F.C.A.	2 of 4	9 of 11
William W. Stinson	4 of 4	N/A

Total	38 of 40	37 of 39

Overall Attendance	95%	95%
Additional Disclosure Relating to Directors
To the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for Guylaine Saucier, a director of the Corporation, who was a director of Nortel Networks Corporation, which was subject to a cease trade order dated May 31, 2004 (the “Cease Trade Order”) issued by the Ontario Securities Commission (the “OSC”) as a result of Nortel Networks Corporation’s failure to file financial statements. The Cease Trade Order was revoked by the OSC on June 21, 2005.

STANDING BOARD COMMITTEES
The Board has three standing committees, the Audit Committee, the Corporate Governance, Compensation and Nominating Committee and the Pension Committee. Each committee has a written mandate and reviews its mandate annually. Both the Audit Committee and the Corporate Governance, Compensation and Nominating Committee are entirely composed of independent and unrelated directors.
CORPORATE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE
The Corporation recognizes the importance of adhering to superior corporate governance standards. The Corporation has developed sound corporate governance policies and procedures, which are monitored and reviewed on a continuous basis, and adopts a ‘‘best practices’’ approach in all of its corporate governance initiatives. The Corporate Governance, Compensation and Nominating Committee is responsible for monitoring the development of, and compliance with, corporate governance policies and procedures.
For the purposes of the Corporation’s NYSE listing, it is considered a “foreign private issuer” which means that the Corporation is not required to comply with most of the NYSE’s corporate governance listing standards. Under NYSE rules, the Corporation is required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under the NYSE’s listing standards. The Corporation believes that there are no significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE listing standards except that the Corporation complies with the Toronto Stock Exchange (“TSX”) rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares. Unlike the NYSE rules, the TSX rules do not require shareholder approval for compensation arrangements involving share purchases in the open market at fair value. This disclosure can be accessed at www.chc.ca.
The Corporation’s statement of corporate governance practices is set out in Schedule D.
The current members of the Corporate Governance, Compensation and Nominating Committee are Sir Bob Reid (Chair), and Mr. Gillett.
AUDIT COMMITTEE
The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Audit Committee, which consists entirely of “unrelated” and “independent” directors, meets quarterly to review the Corporation’s financial statements. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Corporation’s external auditors relating to the Corporation’s accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and similar regulatory bodies is also examined by the Audit Committee before filing. The Audit Committee meets independently with management and the external and internal auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Audit Committee which may be desired by any party. The Audit Committee recommends the appointment and remuneration of the Corporation’s external auditors, who are elected annually by the Corporation’s shareholders. During the year ended April 30, 2006, the Audit Committee met eight times.
The current members of the Audit Committee are Dr. Mintz (Chair), Mr. Carty and Mme. Saucier.
Additional details of the Audit Committee and its charter can be found in section 9.0 of the Corporation’s 2006 Annual Information Form dated July 28, 2006 which can be viewed at either www.chc.ca or www.sedar.com.
PENSION COMMITTEE
The Pension Committee has the responsibility to monitor and inform the Board concerning, the issues relating to the Corporation’s pension plans.
The current members of the Pension Committee are Dr. Kelly (Chair), Craig C. Dobbin and Mme. Saucier.
REPORT ON EXECUTIVE COMPENSATION
The Corporate Governance, Compensation and Nominating Committee has, as a part of its mandate, responsibility for determining the remuneration of the Corporation’s executive officers, which, throughout this report, includes the Named Executive Officers (as defined on page 31 of the Circular), including establishing compensation terms and conditions, and the extent and level of participation in incentive programs. Prior to 2004 these functions were performed by the Compensation Committee. The Corporate Governance, Compensation and Nominating Committee also targets and evaluates the performance of executive officers, monitors succession planning and reviews the design and competitiveness of incentive compensation programs with the assistance of external professional advisors, who are responsible for gathering information on the policies in effect at companies that are comparable to the Corporation.

Composition of the Corporate Governance, Compensation and Nominating Committee
None of the members of the Corporate Governance, Compensation and Nominating Committee is or has been, an officer or an employee of the Corporation or any of our subsidiaries. The Corporate Governance, Compensation and Nominating Committee generally meet quarterly to discuss compensation and governance matters . The current members of the Committee are listed above on page 21.
The Corporation’s Compensation Policy
The Corporation’s compensation philosophy for executives continues to follow three underlying principles:
(1)	to provide a compensation program that motivates executive officers to achieve their strategic goals;

(2)	to be competitive with other leading North American and global companies so as to attract and retain talented executives; and,

(3)	to align the interests of its executive officers with the long-term interests of the Corporation’s shareholders through stock-related programs.
The remuneration of the executive officers of the Corporation consists of three components: base salary, an annual incentive bonus program, and long-term incentive programs which are stock-based. In 2006 total base salary for the Named Executive Officers was $2,033,880 and compensation under the annual incentive bonus program was $0, representing 0% of base salary (0% for the CEO). The relative proportion of compensation from base salary and annual incentive bonus programs may vary from year-to-year as compensation from the annual incentive bonus program can vary depending on performance of the Corporation.
The Corporation’s pay policy is to offer to its executive officers, subject to performance, total compensation at or above the 75th percentile of compensation paid by companies within a broad comparator group of publicly-traded Canadian and U.S. corporations of similar magnitude and scope, including, but not limited to, other oil and gas services and aerospace companies and to provide additional performance based compensation where expectations have been exceeded. The comparator group is reviewed periodically by the Corporation’s independent compensation consultant to ensure it remains relevant for use by the Corporation.
Base salaries of the CEO and the other Named Executive Officers of the Corporation are established between the median or average of salary levels of executive positions of similar magnitude, scope and complexity in comparable Canadian and U.S. companies, taking into account the individual executive’s responsibilities, experience, contribution and performance and are established following consultation with independent compensation consultants.

The annual incentive bonus and long-term incentive programs of the Corporation are designed to reward individual performance and overall corporate performance and to align the economic interests of the officers and executives with those of the shareholders of the Corporation.
Annual Incentives
The annual bonus plan of the Corporation rewards the CEO and other Named Executive Officers for the achievement by the Corporation of financial performance goals and, in some cases, individual objectives. Performance goals are set at the beginning of each year based on pre-determined financial targets approved by the Board of Directors.
Operations
During Fiscal 2005, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors adopted a Short Term Incentive Plan (“STIP”) for senior management including the Named Executive Officers. The purpose of the STIP is to reward the plan participants based primarily on the annual performance of the Corporation with a component (10% of the employee’s base salary) based on attaining individual goals. Participants receive a bonus based upon the Corporation’s return on capital employed (“ROCE”) for the fiscal year as measured against a budgeted target, with target and maximum bonuses based upon a percentage of base salary. For the Named Executive Officers and other plan participants who are not part of divisional management, 90% of budgeted ROCE must be achieved for any bonus to be paid, while maximum bonus is payable when actual ROCE is equal to or greater than 110% of budgeted ROCE.
During fiscal 2001, upon the recommendation of the Compensation Committee (following an independent review) the Board adopted a Total Shareholder Return bonus plan (the “TSR Plan”) for the CEO, and the other Named Executive Officers of the Corporation. This plan was designed to provide a mechanism that closely aligns management incentives with shareholder interests, and to emphasize the creation and enhancement of shareholder value. The TSR Plan sets a minimum threshold of 12.5% of the opening shareholders’ equity for each fiscal year, which return is then notionally deducted from net earnings for the fiscal year so that no TSR bonus is paid unless this minimum return has been achieved for shareholders. The TSR Plan bonus is equal to 10% of net earnings for the completed fiscal year in excess of the minimum 12.5% return on opening shareholders’ equity. In respect of fiscal 2006, the total TSR Plan bonus was $0. The TSR Plan bonuses are allocated to the Named Executive Officers on the basis of a percentage based on seniority. The percentage of the total TSR Plan bonuses allocated to the Executive Chairman is 50%, the CEO is 30% and the CFO 20%.

Long Term Incentive Plan
Upon recommendation of the Corporate Governance, Compensation and Nominating Committee (following an independent review), the Board of Directors has adopted a Long Term Incentive Plan (“LTIP”) for senior management including the Named Executive Officers. The LTIP is designed to reward the plan participants based upon longer term performance of the corporation. Each participant is given a number of Performance Stock Units (“PSU’s”) calculated by dividing the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the grant date by the target percentage of his/her annual salary. The PSUs vest and are redeemed on the third anniversary of the grant date at a price equal to the average closing price of the Class A Subordinate Voting Shares on the TSX on the five trading days proceeding the date of vesting. The factor may range from 0 to 2 depending upon whether the target return on equity is exceeded or not met.
Corporate Development
The Corporate Governance, Compensation and Nominating Committee may deem certain extraordinary circumstances worthy of special recognition where significant benefits have accrued to the Corporation. No Corporate Development bonuses were paid in Fiscal 2006. In fiscal 2005 Corporate Development bonuses of $750,000 were payable to the Named Executive Officers in connection with certain targets being met in respect of the Schreiner Aviation Group. In fiscal 2004 Corporate Development bonuses of $250,000 were payable to the Named Executive Officers in connection with the completion of the acquisition of the Schreiner Aviation Group.
Share Option Plan
The Employee Share Option Plan is intended to serve as a long-term incentive plan that will align the interests of management with the interests of shareholders. Options do not generally vest fully on the date of grant, with the vesting period determined by the Board of Directors. When granting options, the Corporate Governance, Compensation and Nominating Committee takes into account the number of options already held by a participating executive.
The Corporation has guidelines for allocating stock options, which address the vesting period, concentration of options, and the maximum number of options to be granted per year. The Corporation’s policy is to expense stock options in its financial statements, using the fair value method.
Pension Plans
The Corporation maintains a defined contribution retirement plan (the “RPP”) for senior executives, excluding our Executive Chairman. The Corporation contributes 6% of gross earnings up to regulatory maximums on behalf of senior executives.
Under supplementary retirement plan agreements, the President and Chief Executive Officer, Mr. Sylvain Allard, the Senior Vice-President & Chief Financial Officer, Mr. Jo Mark Zurel, and the former Senior Vice-President & Corporate Secretary, Mr. O. Noel Clarke may receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. A special retiring allowance has been provided for the Executive Chairman. These benefits are described under “Executive Retirement Plan and Retiring Allowance”.
COMPENSATION OF DIRECTORS
During fiscal 2006, the directors of the Corporation, other than those employed by the Corporation, were paid fees (as described below) for each Board and committee meeting attended and were reimbursed for their expenses arising in connection with such meetings. Effective May 1, 2002, after consideration of a report of an external independent compensation consultant and on the recommendation of the Corporate Governance and Nominating committee, the annual directors fees were set at $40,000 per annum, the fee payable to Committee Chairs was set at $10,000 per annum and fees for attendance were set at $2,000 per meeting. During 2004 the Board of Directors, with input from an independent compensation consultant, approved revised directors fees as follows: (i) an annual fee of $150,000 was approved for the Lead Director, effective October 28, 2003. This fee is in lieu of any other board retainer or board and committee attendance fees; (ii) effective March 1, 2004 all directors fees (other than the Lead Director fees) payable to Board members were changed from Canadian to U.S. currency, unless the Board member resides in a jurisdiction where the currency trades at a premium to the U.S. dollar. In these cases the director would be compensated in the local currency, and (iii) the annual fee payable to the Audit Committee Chair was increased from U.S. $10,000 to U.S. $25,000 to reflect the increased workload of the Audit Committee Chair. Effective October 5, 2004, the annual fee of the chair of the Corporate Governance, Compensation and Nominating Committee increased to US$25,000 to reflect the increased work load of the chair of the committee. No options were granted to directors during fiscal year 2006.
During fiscal 2001, the Board approved the establishment of a Stock Appreciation Rights Plan for non-management directors under which the Corporation could originally issue up to a maximum of 400,000 Stock Appreciation Rights (“SARs”). The SARs provide a potential payment to the recipient, which may be realized only after vesting of the SAR, equal to the increase, if any, in the market value of the Corporation’s Class A Subordinate Voting Shares (determined as the weighted average of trading prices for the five trading days immediately preceding the exercise date) over the share price or “SAR grant value” on the date of the original SAR grant. SARs have a maximum exercise period of ten years following the date of issuance. The SARs vest in equal amounts on the first, second and third anniversaries of the grant date.
As a result of the subdivision of the Corporation’s Class A Subordinate Voting Shares during fiscal 2006, the Board has adjusted the grant of SARs to each director by doubling the number of SARs granted and halving the SAR grant value. This has the effect of keeping the directors whole in light of the stock split. The number of SARs (vested and unvested) held by each director is set out on page 21 of this circular.
MINIMUM SHARE OWNERSHIP
To ensure the interests of directors and senior management are aligned with those of the shareholders, the Corporation has a Minimum Share Ownership Guideline. Directors and senior management will be given three years to comply with the following ownership guidelines:
a.	directors are encouraged to maintain minimum share ownership in the Corporation equal in value to the annual board fees; and

b.	the Named Executive Officers are encouraged to maintain minimum share ownership in the Corporation equal in value to their base salary.

PERFORMANCE GRAPH
Below is a line graph which compares (a) the yearly cumulative total shareholder return on the Corporation’s Class A Subordinate Voting Shares and Class B Multiple Voting Shares (being the only publicly traded equity securities of the Corporation) with (b) the cumulative total return of the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002), for the 60 month period to April 30, 2006.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN *
AMONG CHC HELICOPTER CORPORATION-CLASS A & B AND
THE S & P/TSX COMPOSITE INDEX
*$100 Invested on 4/30/01 in stock or index – including reinvestment of dividends. Fiscal Year Ending April 30.
For the 60-month period ended April 30, 2006 (assuming reinvestment of dividends), the cumulative total shareholder return on an investment of $100 in the Class A Subordinate Voting Shares of CHC would be $328, and for the Class B Multiple Voting Shares of CHC would be $393. The return for the same period based on an investment of $100 in the S&P/TSX Composite Index (TSX 300 Index prior to May 1, 2002) would be $168.

COMPENSATION TABLE
The remuneration paid to the Executive Chairman, the President and Chief Executive Officer and the other most highly compensated executive officer (the “Named Executive Officers”) for each of the last three years ended April 30 is as follows:

							Long-term
							compensation
							awards
							securities
							under
		Annual compensation					options/SARs
		Bonus (1)					granted
					Corporate	Other annual	Class A	All other
		Salary		Operations	Development	compensation	voting shares	compensation
Name and principal position	Year	$		$(5)	$(4)	$(2)	#	$(3)
Craig L. Dobbin, O.C.	2006	948,880	(6)	—	—	—	—	—
Executive Chairman	2005	1,016,000	(6)	2,856,166	375,000	136,734	—	—
	2004	966,408	(6)	500,043	125,000	66,140	—	—

Sylvain A. Allard	2006	650,000		—	—	—	200,000	19,000
President & Chief Executive Officer	2005	650,000		1,807,000	225,000	—	—	16,500
	2004	583,333		300,026	75,000	—	—	15,500

Jo Mark Zurel	2006	435,000		—	—	—	100,000	19,000
Senior Vice-President & Chief Financial	2005	435,000		1,072,000	150,000	—	—	16,500
Officer(7)	2004	365,000		200,017	50,000	—	—	15,500

Notes:

1.	Bonuses are shown in the fiscal year to which payments relate.

2.	Other compensation and personal benefits amount to less than the lower of $50,000 and 10% of salary and bonus for all Named Executive Officers in 2006 and for all except the Executive Chairman in each of the previous two fiscal years. The amounts shown for the Executive Chairman in fiscal 2004 and 2005 are the imputed interest benefits on share purchase loans and vehicle benefits.

3.	This consists of Corporation contributions to the RPP made on behalf of certain of the Named Executive Officers. Entitlements for Craig L. Dobbin are described under “Executive Retirement Plan and Retiring Allowance”.

4.	These special transaction bonuses (Corporate Development) are related to the acquisition of Schreiner Aviation Group. The fiscal 2004 bonuses were paid in July 2004 in connection with the successful closing of the acquisition of Schreiner on February 16, 2004 and the fiscal 2005 bonuses were paid in August 2005 upon the attainment of certain financial targets by Schreiner.

5.	These amounts include:

a) regular performance bonus payments under the STIP, which is also used as an incentive for other senior managers; and,

b) the TSR Plan.

6.	These salary amounts are denominated in U.S. dollars, but paid in Canadian dollars. The amounts included in the table are the Canadian dollar equivalents paid.

7.	Jo Mark Zurel’s employment with the Corporation terminated on May 10, 2006.

LONG TERM INCENTIVE PROGRAM
The following table sets out the aggregate number of PSUs awarded under the Long Term Incentive Program to each of the Named Executive Officers during the most recently completed fiscal year together with other required information.

			Estimated Future Payouts Under Non-Securities-
		Performance	Price-Based Plans
	PSUs	Period Until	Threshold	Target	Maximum
Name	(#)	Payout	($ or #)	($ or #)	($ or #)
Craig L. Dobbin, O.C.	47,430	April 30, 2008	N/A	N/A	N/A
Sylvain Allard	31,047	April 30, 2008	N/A	N/A	N/A
Jo Mark Zurel	16,622	April 30, 2008	N/A	N/A	N/A
EMPLOYEE SHARE OPTION PLAN
The following table provides information as of April 30, 2006 regarding the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the equity compensation plan approved by shareholders (the Employee Share Option Plan). The Corporation does not have any equity compensation plans that have not been approved by shareholders. The options below relate to the Corporations Class A Subordinate Voting Shares.

Number of
securities to
	be issued	Weighted-	Number of securities
	upon	average exercise	remaining available for
	exercise of	price per share of	future issuance under
	outstanding	outstanding	equity compensation
Plan Category	options	options	plans
Employee Share Option Plan	3,819,344	$11.77	40,462
Equity compensation plans not approved by security holders	—	—	—

Total	3,819,344	$11.77	40,462

As at August 30, 2006, the number of securities to be issued upon the exercise of outstanding options under the Employee Share Option Plan is 3,843,344 being 9.0% of the aggregate number of Class A and Class B shares outstanding.

Option Grants During the Most Recently Completed Fiscal Year
The following table sets out the aggregate number of options granted to each of the Named Executive Officers during the most recently completed fiscal year together with the exercise price and other required information.

Per cent
of Total
			Options		Market
			Granted		Value of
			to		Securities
			Employees		Underlying
		Securities	during		Options
		under	the year		at the
		Options	ended	Exercise	Date of
	Type of	Granted	April 30,	Price	Grant
Name	Security	#	2006	($/Security)	($/Security)	Expiration Date
Craig L. Dobbin, O.C.	Class A	—	—	—	—	—
Sylvain Allard	Class A	200,000	19.6%	$24.80	$24.80	June 29, 2015
Jo Mark Zurel	Class A	100,000	9.8%	$24.80	$24.80	June 29, 2015
Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Stock Option Values
The following table sets out the aggregate number of outstanding options held by each of the Named Executive Officers who held options at any time during the most recently completed fiscal year, together with the value of such options at the end of the fiscal year. Amounts reported under “Value of unexercised in-the-money options” represent the difference between (i) the market value as at April 30, 2006 of the Class A Subordinate Voting Shares for which such options were granted having an exercise price less than such market value, and (ii) the exercise price of such options. The closing trading price of a Class A Subordinate Voting Share on the Toronto Stock Exchange (the “TSX”) on April 30, 2006 was $28.30.

							Value of
							all non-
							vested
					Options	Value of all	unexercised
				Options	not	vested	in-the-
		Securities		exercisable	exercisable	unexercised	money
		acquired	Aggregate	(vested)	(unvested)	in-the-money	options
		on	value	at April 30,	at April	options April	April 30,
	Type of	exercise	realized	2006	30, 2006	30, 2006	2006
Name	Security	#	$	# (1)	#(1)	$	$
Craig L. Dobbin, O.C.	Class A	—	—	1,023,956	—	$44,730,931	—
Sylvain Allard	Class A	—	—	221,966	100,000	$8,917,651	700,000
Jo Mark Zurel	Class A	—	—	70,750	50,000	$2,447,155	350,000

(1)	Each option entitles the holder to receive two Class A Shares.

EXECUTIVE RETIRING PLAN AND RETIRING ALLOWANCE
Under supplementary retirement plan agreements (“SRPs”) with the Corporation, Mr. Sylvain Allard, and former executives, Mr. Jo Mark Zurel and Mr. O. Noel Clarke may be entitled to receive supplementary retirement benefits in addition to the retirement benefits provided under the RPP. The aggregate target benefit provided through the RPP, the SRPs and Canada Pension Plan (“CPP”) benefits is 2% of the individual’s highest three years average earnings including operations bonuses (“average earnings”), but excluding special transaction bonuses (corporate development) multiplied by years of credited service. The SRP benefit formula is integrated with the formula under the CPP as well as the estimated benefits under the RPP. The SRP provides benefits by multiplying the participant’s credited service by the sum of the following:
•	0.5% of average earnings up to the CPP earnings limit at retirement;

•	1% of average earnings above such CPP earnings limit up to the earnings for which the Canada Revenue Agency (the “CRA”) maximum contribution could be made under the RPP in the year of retirement; and

•	2% of average earnings in excess of the above CRA earnings limits.
In addition, the SRP provides indexing on the supplementary benefit equal to 75% of increases in the Consumer Price Index (“CPI”) less 1% (subject to a 4% annual maximum). The SRP also provides a 60% spousal death benefit and if retirement occurs between ages 55 and 65 a bridge benefit equal to CPP benefits. This SRP bridge benefit is also indexed and ceases at age 65 when CPP benefits actually commence.
The Corporation has decided to partially fund the SRP to the 50 percent level over a five year period commencing May 1, 2005. However, upon a change in control of the Corporation, SRP participants are immediately vested and the Corporation is required to establish a retirement compensation arrangement (as defined under the Income Tax Act (Canada)) to secure full funding for all SRP benefits through the issuance of letters of credit. In the case of Mr. O. Noel Clarke, his employment arrangements with the Corporation provided that he be credited with 10 years of continuous service for the purpose of his SRP in addition to his actual service.
The entitlement to supplementary benefits under the SRP has vested for each of Messrs Allard, Zurel and Clarke. The estimated credited years of service for Mr. Allard are 23.3 years, Mr. Zurel is 12.04 years and Mr. Clarke is 14.5 years (inclusive of his 10 years of additional service discussed above).

The approximate aggregate annual benefits payable to a participant under the RPP and SRP are as follows:

	Years of Credited Service

Remuneration	15	20	25	30	35
$	$	$	$	$	$
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,680,000
2,600,000	780,000	1,040,000	1,300,000	1,560,000	1,820,000
2,800,000	840,000	1,120,000	1,400,000	1,680,000	1,960,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000
Effective June 4, 1991, as amended as of January 19, 1993, the Corporation agreed to provide a retiring allowance (the “Retiring Allowance”) to Craig L. Dobbin, Executive Chairman of the Corporation, whereby Mr. Dobbin would be entitled upon retirement to receive an annual retiring allowance in an amount equal to 66 2/3% of the average of the three highest fiscal years of annual remuneration, including operations bonuses, earned by him from the Corporation during his term as Chairman and Chief Executive Officer. Performance measured bonuses, including bonuses under the CEVA and TSR Plans, are included for calculating annual remuneration for purposes of the Retiring Allowance, but special transaction bonuses (corporate development) generally are not.
The Retiring Allowance will continue during the lifetime of Mr. Dobbin and, in the event of his death within 20 years of the commencement of payments pursuant to such allowance, the payments shall continue to be made to a beneficiary or beneficiaries named by Mr. Dobbin for the remaining balance of the 20-year period. The Retiring Allowance may increase based upon annual increases in the CPI, however, any such increase shall be limited to a maximum of 75% of any annual increase in the CPI less 1% and further limited to a maximum increase of 4% of the Retiring Allowance in any one year. Payment of the Retiring Allowance is subject to compliance by Mr. Dobbin with certain non-competition and non-disclosure obligations. If Mr. Dobbin were to retire at age 71, the estimated annual benefits payable to Mr. Dobbin (based on his total annual remuneration to date) would be $2,224,077.

EMPLOYMENT AGREEMENTS
The Corporation has entered into employments contracts with Mr. Allard and Mr. Zurel which provide, in effect, that if the Corporation terminates the employment of such person for other than just cause, the Corporation shall pay to such person a multiple of the person’s base salary plus the average of the bonus paid in the last two years of employment. In the case of Mr. Allard, the multiple is three and in the case of Mr. Zurel the multiple is two. The contracts also provide that the person may elect to voluntarily terminate his employment within 180 days following the consummation of a defined change in control of the Corporation. In such case the person is entitled the benefits described above in the event of termination by the Corporation and all unvested stock options shall vest.
INDEBTEDNESS OF DIRECTORS AND OFFICERS
Effective July 30, 2002, in connection with section 402 of SOX, the Corporation introduced a new policy with regard to loans to directors and officers. The policy prohibits the Corporation from, directly or indirectly, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or officer. Irrevocable extensions of credit made to directors and officers outstanding as of July 30, 2002 are exempted under the policy, but the terms of this credit cannot be materially modified and credit cannot be renewed after such date. In conjunction with this policy, the Corporation’s Board on March 2, 2003 approved a revision to the Employee Stock Option Plan, to eliminate the granting of loans to facilitate the exercising of options. The Corporation’s Executive Share Purchase and Ordinary Share Loans existed at July 30, 2002 and are exempt under the policy. No new credit or any modification of the terms of the credit granted at July 30, 2002 has been made.
The following table provides the aggregate indebtedness outstanding at August 16, 2005 to CHC of the current and former directors, officers and employees of the Corporation (and its subsidiaries):

Aggregate Indebtedness ($)
	To the Corporation or its
Purpose	subsidiaries	To another entity
Executive Share Purchase Loans (A loan program)	1,391,597	—
Ordinary share loan	33,000,000	—
Effective July 30, 2002 the Corporation had two types of loans outstanding to officers of the Corporation that are exempted under the policy and are described below.

The following table provides details of the indebtedness of individual current and proposed directors and officers of the Corporation (and their respective associates) in connection with the Executive Share Purchase Loan Program and the Ordinary Share Loan, both of which are described in detail following the table.

		Largest
	Involvement	amount	Amount	Financially
	of	outstanding	outstanding as	assisted securities		Amount
	Corporation	during fiscal	at August 30,	purchases during		forgiven
Name and principal	or	year 2006	2006	fiscal 2006	Security for	during fiscal
position	subsidiary	$	$	#	indebtedness	2006
EXECUTIVE SHARE PURCHASE LOANS (A loan program)
Craig L. Dobbin, O.C., Executive Chairman, Proposed Nominee Director	Lender	1,004,800	942,000	—	An assignment of the shares or proceeds of vested options to acquire 487,086 Class A shares held by the executive, having an exercise price of $6.50 per share.	—
Sylvain Allard President & Chief Executive Officer, Proposed Nominee Director	Lender	317,945	277,067	—	An assignment of the shares or proceeds of vested options to acquire 100,000 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Jo Mark Zurel Senior Vice-President & Chief Financial Officer	Lender	137,550	137,550	—	An assignment of the shares or proceeds of vested options to acquire 26,500 Class A shares held by the executive, having an exercise price of $2.125 per share.	—
Christine Baird President, CHC Global Operations	Lender	41,939	34,980	—	A first lien on the Class A shares purchased under the program	—

		Largest
	Involvement	amount	Amount	Financially
	of	outstanding	outstanding as	assisted securities		Amount
	Corporation	during fiscal	at August 30,	purchases during		forgiven
Name and principal	or	year 2006	2006	fiscal 2006	Security for	during fiscal
position	subsidiary	$	$	#	indebtedness	2006
THE ORDINARY SHARE LOAN
O.S. Holdings Inc. (a corporation indirectly-wholly owned by Craig L. Dobbin)	Lender	33,000,000	33,000,000	—	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	—
Executive Share Purchase Loan Program
On July 21, 2000, the Board, on the recommendation of the Compensation Committee and advice from independent compensation consultants, approved a long term incentive program (the “A loan program”) for certain members of senior management to permit them to participate in future appreciation of the shares of the Corporation and to bear the same risks as other shareholders. The A loan program enabled eligible senior management to receive interest free loans to finance purchases of Class A Subordinate Voting Shares. The maximum amount of the loan available was based on a multiple of the employee’s base salary and ranged from 0.5 times base salary to a maximum of 2.0 times base salary, depending on position. The Chief Executive Officer was eligible for the maximum multiple of 2.0 times base salary. Although indebtedness is remaining outstanding under this program, no further loans are being made under it. The outstanding loans are secured by the financed shares (except in the case of certain executives of the Corporation where the Board, in April 2002, approved the assignment of the shares or proceeds arising from certain vested options to constitute security in the place of shares as security for outstanding A loans, as detailed above), require minimum annual loan repayments of 5% of the loan principal amount and are fully payable on termination of employment or sale of the financed shares or the exercise of share options taken as security and sale of shares arising therefrom, as the case may be.
The Ordinary Share Loan
On December 9, 1997, the Corporation issued 11,000,000 (now 22,000,000 as a result of the stock split) Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the “Ordinary Share Loan”). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. (“Holdco”), which is a corporation wholly owned by Craig L. Dobbin, the Executive Chairman. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian “prime rate” plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then U.K. operating subsidiary, Brintel Helicopters Limited (“Brintel”). The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin, the sole shareholder of Holdco, is a citizen of both Canada and the Republic of Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.
The loan is secured by a lien in the Corporation’s favour over the Ordinary Shares. Further, Holdco has guaranteed the obligations of O.S. Holdings Inc. to the Corporation and has pledged the shares of O.S. Holdings Inc. owned by it in favour of the Corporation as security for such guarantee. Craig L. Dobbin has guaranteed the obligations of each of O.S. Holdings Inc. and Holdco to the Corporation and has pledged the shares of Holdco owned by him in favour of the Corporation as security for such guarantee. The Corporation’s recourse against Mr. Dobbin in connection with the repayment of the loan and such guarantee is limited to the realization of the shares of Holdco held by him.
Indebtedness of Directors, Executive Officers and Senior Officers other than under
Securities Purchase Programs
There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at August 30, 2006.
FEES PAID TO ERNST & YOUNG LLP
For the years ended April 30, 2006 and 2005, amounts incurred by the Corporation in connection with services provided by its auditors, Ernst & Young LLP (“E&Y”), were as follows:

($ millions)	2006	2005
Audit Fees	$1.6	$1.7
Audit-Related Fees	0.1	0.1
Tax Fees	0.9	1.0
All Other Fees	—	0.1

Total	$2.7	$2.9

Audit Fees – consists of fees charged for the work necessary for the external auditor to render an opinion on the consolidated financial statements of the Corporation and the financial statements of its subsidiaries. In both fiscal 2005 and 2006 audit services consisted of services provided by E&Y in connection with expressing an opinion on the Corporation’s consolidated financial statements and also on the financial statements of the Corporation’s subsidiaries in jurisdictions where such audits are required by company legislation or where such audits are required under other agreements. In 2005 fees for audit services also included amounts incurred in connection with the review of the Company’s interim financial statements, the provision of comfort letters, consents and comment letters in connection with the Company’s issue of U.S. $150 million additional senior subordinated notes.
Audit-Related Fees– consists primarily of fees for assurance and related services that are reasonably related to the performance of the audit of the Corporation’s financial statements.
Tax Fees– consists of fees incurred in connection with tax compliance, tax planning, tax outsourcing, and tax advice provided to the Corporation and its subsidiaries. Tax services in both years include fees incurred with E&Y in connection with ongoing tax planning and other initiatives being considered by the Corporation.
All Other Fees – includes fees for services which are not audit, audit-related, or tax services, but which are not prohibited services. In 2005 this included fees in connection with ongoing realignment of the Corporation’s subsidiaries and Sarbanes-Oxley Act (”SOX”) compliance.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and concluded that the level of services provided during 2006 would not impact the independence of the auditors. The Audit Committee has adopted a policy that prohibits the Corporation from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Audit Committee for other permissible categories of non-audit services, such categories as determined by SEC rules. To facilitate the pre-approval of audit and non-audit services between meetings of the Committee, the Audit Committee has detailed procedures that permit this responsibility to be delegated to the Chair of the Committee, who will present any amounts pre-approved at the next meeting of the Committee for ratification.
DIRECTORS AND OFFICERS INSURANCE
The Corporation has purchased and maintains a policy of insurance for the benefit of directors and officers as permitted by the CBCA and the Corporation’s by-laws. The policy insures directors and officers, in their capacities as directors and officers of the Corporation, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the request of the Corporation, against certain liabilities incurred by them, except where the liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Corporation or the other corporation, as the case may be.
The policy obtained provided for U.S. $45 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of U.S. $100,000 per incident. The cost of coverage for the period ending June 30, 2006 on an aggregate basis was $446,841.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
In the normal course of business, the Corporation enters into transactions with related parties.
During fiscal 2000, in connection with securing tender credit facilities, the Corporation received an unsecured, subordinated, convertible 12% loan from an affiliate of Mr. Craig L. Dobbin, the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Corporation’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A Subordinate Voting Shares at $3.63 per share. Interest expense of $600,000 was recorded on the loan during the fiscal year ended April 30, 2006.
COMMUNICATIONS AND DISCLOSURE POLICIES
The Board approves the Corporation’s annual consolidated financial statements and annual MD&A; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of the Corporation’s other significant public disclosure documents. These and other prescribed documents are available on the Canadian regulatory electronic database known as “SEDAR” at www.sedar.com. The Corporation has also established and maintains a corporate web site (www.chc.ca) that includes, among other things, an investor relations section containing past annual and quarterly reports, press releases, and investor presentations. Financial information regarding the Corporation is provided in the Corporations annual financial statements and annual MD&A for the period ending April 30, 2006. Shareholders may contact the Corporation to request copies of the financial statements and MD&A as follows:

(i)	e-mail:	investorinfo@chc.ca
(ii)	telephone:	604-276-7500
(iii)	mail:	CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia
V7B 1A3

Senior management of the Corporation meet periodically with institutional investors and industry analysts, and also make presentations at various industry conferences to facilitate a better understanding of matters that have been publicly disclosed. Presentations made at such investor conferences are available on the Corporation’s web site.
Following the dissemination of its financial results by way of news release, the Corporation holds a quarterly conference call. This broadcast is accessible on a live and recorded basis via telephone and the internet. Replay of the recorded calls is available for a period of time after the call. These conference calls allow investors and analysts to simultaneously listen to senior management presentations and ask questions via the telephone.
One-on-one meetings also take place occasionally with designated senior management and investors or analysts, with discussions limited to publicly disclosed information.
The Corporation also has an Investor Relations and Public Disclosure Policy which summarizes its policies and practices regarding disclosure of information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.
RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING
Shareholders entitled to vote at the next annual meeting of shareholders in 2007 and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives such proposal no later than June 1, 2007.

DIRECTORS’ APPROVAL
The undersigned Vice-President, Legal Services & Corporate Secretary of the Corporation certifies that the contents and sending of this Circular have been approved by the Board of Directors of the Corporation.

/s/ Martin Lockyer

MARTIN LOCKYER
Vice-President, Legal Services
& Corporate Secretary
Dated: August 30, 2006

SCHEDULE A
TEXT OF THE ORDINARY RESOLUTION REGARDING
RATIFICATION OF THE REPEAL OF BY-LAW NO. 2
“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1. The repeal of By- Law No. 2 by the Directors of the Corporation be and hereby is ratified and confirmed.”

A-1

SCHEDULE B
TEXT OF THE ORDINARY RESOLUTION REGARDING
AMENDED AND RESTATED EMPLOYEE SHARE OPTION PLAN
“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1. Subject to such modifications as required by the Toronto Stock Exchange, the Amended and Restated Stock Option Plan of the Corporation in the form attached as Schedule C of this Management Information Circular be and is hereby approved; and
2. Any one of a group comprised of the directors and officers of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

B-1

SCHEDULE C
CHC HELICOPTER CORPORATION
EMPLOYEE SHARE OPTION PLAN
(as amended and restated as of ~~March 3~~ September 28, 200~~3~~6)
1. Purpose
The purpose of the Plan is to encourage participants to promote the financial interests, growth and development of the Corporation by providing them with the opportunity through share options to acquire a proprietary interest in the Corporation; to recognize the contribution of participants to the success of the Corporation and to encourage participants to remain in the service of the Corporation.
2. Definitions
Wherever used in the Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:
“Board of Directors” means the board of directors of the Corporation;
“Chairman” means the chairman of the Board of Directors;
“Chief Executive Officer” means the chief executive officer of the Corporation;
“Class B Shares” means the Class B multiple voting shares in the capital stock of the Corporation;
“Compensation Committee” means the committee of the Board of Directors, which may be the executive committee of the Board of Directors, appointed from among their number to administer the Plan;
“Corporation” means CHC Helicopter Corporation, a corporation incorporated under the laws of Canada, and any successor or continuing corporation resulting from the amalgamation of the Corporation with any other company or resulting from any other form of corporate reorganization;
“director” means an individual who is a duly elected director of the Corporation;
“employee” means an individual who is an officer or a bona fide, regular, full-time employee of the Corporation or any Subsidiary and is determined by the Compensation

Committee upon the advice of the Chairman and Chief Executive Officer to be eligible to participate in the Plan;
“insider” means: (a) an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and (b) an associate of any person who is an insider by virtue of (a);
“non-management director: means an individual who is a duly elected director of the Corporation, but is not an employee of the Corporation;
“Option” or “Options” means an option or options to purchase authorized but unissued Shares granted or issued pursuant to the Plan;
“Option Agreement” means the written agreement between the Corporation and an optionee relating to an Option granted under the Plan, which agreement shall contain such terms and conditions as may be provided by the Compensation Committee upon the advice of the Chairman and Chief Executive Officer. The terms and conditions of each Option Agreement need not be identical;
“Optioned Shares” means the Shares reserved for issue under the Plan;
“optionee” means an employee who has been granted an option or options pursuant to the Plan;
“outstanding issue” means the total number of Shares plus Class B Shares issued and outstanding at the date of calculation (excluding any such shares issued pursuant to share compensation arrangements during the 12-month period prior to the date of calculation);
“Plan” means this amended and restated CHC Helicopter Corporation Employee Share Option Plan, as it may from time to time be amended;
“Shares” means the Class A subordinate voting shares in the capital stock of the Corporation;
“Subsidiary” means any corporation of which shares carrying more than 50% of the votes attached to all outstanding voting shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;
The masculine gender shall include the feminine gender and the singular shall include the plural and vice versa unless the context otherwise requires.
3. Number of Shares Available Under Plan
(a) Options may be granted by the Corporation from time to time to optionees. The current maximum number of Shares issuable pursuant to the Plan from and after January 1, 1996 is set out in Appendix A. Subject to the limitations set out in paragraph 3(b) and subject to any required shareholder and regulatory approvals, the Board of Directors may from time to time in its discretion amend the Plan to change the maximum number of Shares issuable pursuant to the Plan.
(b) Notwithstanding anything else in the Plan, at no time shall:
(i)	the aggregate number of Optioned Shares (subject to adjustment as provided in subparagraphs 5(h) and (i)), together with the number of Shares and Class B Shares reserved for issuance under any other share compensation arrangements of the Corporation, result in the number of Shares reserved for issuance pursuant to stock options exceeding 20% of the outstanding issue;

(ii)	the number of Optioned Shares reserved for issuance to any one person (subject to adjustment as provided in subparagraphs 5(h) and (i)), exceed 5% of the outstanding issue on the date of the most recent grant of Options to such person;

(iii)	the aggregate number of Shares issued within a one-year period pursuant to the exercise of Options, together with the number of Shares and Class B Shares issued within such period under any other share compensation arrangements of the Corporation, exceed 20% of the outstanding issue;

(iv)	the aggregate number of Optioned Shares reserved for issuance to insiders of the Corporation, together with the number of Shares and Class B Shares reserved for issuance to such persons under any other share compensation arrangements of the Corporation, exceed 10% of the outstanding issue;

(v)	the aggregate number of Shares issued within a one-year period to insiders of the Corporation pursuant to the exercise of Options, together with the number of Shares and Class B Shares issued within such period to such persons under any other share compensation arrangements of the Corporation, exceed 10% of the outstanding issue; or

(vi)	the aggregate number of Shares issued within a one-year period to any one insider of the Corporation and that insider’s associates (as defined in the Securities Act (Ontario)) pursuant to the exercise of Options, together with the number of Shares and Class B Shares issued within such period to such persons under any other share compensation arrangements of the Corporation, exceed 5% of the outstanding issue.
(c) For the purposes of clauses (b)(iv), (v) and (vi), Shares issued or Options granted to a person prior to the person becoming an insider may be excluded in determining the number of Shares issuable to insiders.
(d) If any Option granted under the Plan shall terminate, expire or, with the consent of the optionee, be cancelled as to any Shares, new Options may thereafter be granted covering such Shares.
4. Administration

(a) This Plan shall be administered and interpreted by the Compensation Committee provided, however, that the Board of Directors may exercise any powers reserved herein for the Compensation Committee.
(b) Subject to the provisions of the Plan, the Compensation Committee, upon the advice of the Chairman and Chief Executive Officer, shall have the power to:
(i)	determine and designate from time to time those optionees to whom Options are to be granted and the number of Shares to be optioned to each such optionee; and

(ii)	determine the time or times when, and the manner in which each Option shall be exercisable and the duration of the exercise period.
(c) Effective March 3, 2003 the Plan has been amended to make non-management directors of the Corporation ineligible to receive Options granted under the Plan. Options granted to non-management directors prior to this date will continue to be administered in accordance with the terms and conditions of the Option Agreement and this Plan.
(d) An optionee may, if the optionee is otherwise eligible, be granted an additional Option or Options under the Plan or any other option or purchase plans of the Corporation if the Compensation Committee shall so determine.
(e) The Compensation Committee may interpret the Plan, prescribe, amend and rescind any rules and regulations necessary or appropriate for the administration of the Plan, and make such other determinations and take such other action as it deems necessary or advisable. Without limiting the generality of the foregoing sentence, the Compensation Committee may, in its discretion, treat all or any portion of any period during which an optionee is on an approved leave of absence from the Corporation or a Subsidiary as a period of employment of such optionee by the Corporation or such Subsidiary, as the case may be, for the purpose of accrual of such optionee’s rights under Options. Any interpretation, determination or other action made or taken by the Compensation Committee shall be final, binding and conclusive.
5. Terms and Conditions
Each Option granted under the Plan shall be evidenced by an agreement, in a form approved by the Board of Directors, which shall be subject to the following express terms and conditions and to such other terms and conditions as the Board of Directors may deem appropriate:
(a) Option Period. Each Option Agreement shall specify the period for which the Option thereunder is exercisable (which in no event shall exceed ten years from the date of grant) and shall provide that the Option shall expire at the end of such period.
(b) Option Price. The option price per Share shall be determined by the Compensation Committee at the time any Option is granted, but in no event shall such price be less than the price of the last board lot of Shares sold on The Toronto Stock Exchange on the last business day prior to the day the Option is granted on which a board lot of Shares traded on The Toronto Stock Exchange.

(c) Exercise of Option. The Compensation Committee may determine and impose conditions and restrictions on the exercise of Options and such conditions and restrictions may relate to, without limiting the generality of the foregoing, the length of time an optionee has been employed by the Corporation or the financial performance and condition of the Corporation. An Option, or any portion thereof, may be exercised by delivering to the Corporation a written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the option price of the Shares.
(d) Payment of Option Price Upon Exercise. The purchase price of the Shares for which an Option shall be exercised shall be paid in cash or by certified cheque to the Corporation at the time of exercise.
(e) Exercise in the Event of Death or Termination of Employment or Directorship. The Options granted under the Plan shall expire on the date so established by the Compensation Committee but in no event later than the tenth anniversary of the date the Option was granted. In the event of termination of employment or directorship as a result of retirement, disability or death, the optionee or his legal heirs, as the case may be, may exercise any outstanding Options, for four years after such date of termination, or until the normal expiry date of such Options, if earlier. In the event of termination of employment for any other reason except cause, the employee may continue to exercise any outstanding Options, to the extent they were exercisable on the date of termination, for 60 days following such termination, or until the normal expiry date of such Options, if earlier. In the event of termination of employment for cause, any outstanding Options will expire on the date of such termination. In the event of a director ceasing to be a director for any reason other than as a result of retirement, disability or death, the director may continue to exercise any outstanding Options, to the extent they were exercisable on the date of termination of directorship, for one year following such termination, or until the normal expiry date of such Options, if earlier. Notwithstanding this provision, the Board of Directors may, subject to any required approval of The Toronto Stock Exchange, approve a more liberal treatment of outstanding Options in individual cases involving termination of employment or directorship.
(f) Non Transferability. No Option granted under the Plan shall be transferable or assignable other than by will or by the laws of descent and distribution. During the lifetime of the optionee, an Option shall be exercisable only by such optionee.
(g) Investment Representation and Regulation
(1) Each Option Agreement may contain an agreement that, upon demand by the Compensation Committee for such representation, the optionee (or any person acting under subparagraph 5(e)) shall deliver to the Compensation Committee at the time of any exercise of an Option (i) a written representation that the Shares to be acquired upon such exercise are to be acquired for investment and not for resale or with a view to the distribution thereof and (ii) an indemnification in favour of the Corporation in the event of any violation by such person of any law governing such Shares. Upon such demand, delivery of such representation prior to the delivery of any Shares issued upon exercise of an Option and prior to the expiration of the Option period shall be a condition precedent to the right of the optionee or such other person to purchase any Shares.

(2) Each Option shall be subject to the requirement that if at any time the Compensation Committee shall determine, in its discretion, that the registration, qualification or other approval of or in connection with the Plan or the Shares covered thereby is necessary or desirable under any provincial or federal law, then such Option may not be exercised, in whole or in part, unless and until such registration, qualification or approval shall have been obtained free of any condition not acceptable to the Compensation Committee. The optionee shall, to the extent applicable, cooperate with the Corporation in relation thereto and shall have no claim or cause of action against the Corporation or any of its officers or directors as the result of any failure by the Corporation to take any steps to obtain any such registration, qualification or approval.
(3) The granting of Options and the issuance of Shares under the Plan shall be carried out in compliance with applicable statutes and with regulations of governmental authorities and applicable stock exchanges.
(h) Corporate Reorganization. In the case of a proposed merger, amalgamation, offer to purchase all of the outstanding Shares or Class B multiple voting shares of the Corporation or other corporate arrangement or reorganization, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised Options granted under the Plan shall be treated including, without limitation, requiring acceleration of the time for the exercise of such options by optionees.
(i) Alterations in Shares. In the event of any subdivision, redivision, consolidation or change of Shares into a greater or lesser number of Shares, the Corporation shall deliver at the time of an Option being exercised pursuant to the terms of the Option Agreement, such greater or lesser number of Shares as would result from said subdivision, redivision, consolidation or change had such Option been exercised before such subdivision, redivision, consolidation or change.
(j) Liquidation. In the event the shareholders of the Corporation shall adopt a plan of complete liquidation, all Options shall become immediately exercisable in full, notwithstanding that they were initially granted on an instalment basis.
(k) No Rights as Shareholder. No optionee shall have any rights as a shareholder with respect to any Shares subject to his Option prior to the date of issuance to such optionee of a certificate or certificates for such Shares.
(l) Dividends. Dividends will not be paid on Optioned Shares until the Option to purchase Shares has been exercised and a certificate representing such Shares has been issued.
(m) No Rights to Continued Employment or Directorship. This Plan and any Option granted under the Plan shall not confer upon any optionee any right with respect to continuance of employment or directorship with the Corporation or any Subsidiary, nor shall they interfere in any way with the right of the Corporation or any Subsidiary by which an optionee is employed to terminate such optionee’s employment at any time in accordance with applicable law, or the right of shareholders to elect and remove directors.
(n) Provincial Stock Savings Plans. If the Shares issuable upon the exercise of Options to optionees who are residents of a particular province qualify in any period for purposes of a provincial stock savings plan under the applicable provincial taxation legislation of such province, the Corporation shall so notify all such resident optionees, whereupon any such optionee who wishes to deposit pursuant to the applicable provincial taxation legislation some or all of the Shares issued to such optionee in such period under the Plan, shall so indicate in writing at the time of exercise of an Option or any part thereof.
6. Amendment and Discontinuance
The Board of Directors may discontinue the Plan at any time, except that such discontinuance may not alter or impair any Option previously granted to an optionee under the Plan. The Board of Directors may amend the Plan at any time; provided, however that no such amendment may, without the consent of an optionee, adversely alter or impair any Option previously granted to such optionee. Any amendment to be made to this Plan or an Option, is subject to the prior approval of any applicable exchange and shareholders of the Corporation, if required by the rules of the applicable exchange. The Board shall have the power and authority to approve amendments relating to the Plan or a specific Option without further approval of the shareholders of the Corporation, to the extent that such amendments relate to, among other things:
(a)	altering the terms and conditions of vesting applicable to any Option or group of Options;

(b)	changing the termination provisions of an Option, provided that the change does not entail an extension beyond the original expiry date of such Option;

(c)	accelerating the expiry date;

(d)	the application of subsections 5(h), 5(i), 5(j) and 5(n) of the Plan;

(e)	amending the definitions contained within the Plan, clarifying any provision of the Plan and other amendments of a “clerical” nature; and

(f)	amending or modifying the mechanics of exercise of the Options, such as changing the form to be used to give notice of exercise, the person to whom the notice of exercise is to be directed and providing for a cashless method of exercising.
No amendment of the Plan may contravene the requirements of any applicable exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.
~~The Board of Directors may from time to time, subject to any required shareholder and regulatory approvals, amend the Plan and the terms and conditions of any Options thereafter to be granted. The Board of Directors, with the consent of the affected optionee and subject to any required shareholder and regulatory approvals, may from time to time amend the Plan and the terms and conditions of any Options which may have been theretofore granted.~~
7. Proceeds from Sales of Shares
Any cash proceeds from the sale of Shares issued upon exercise of the Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board of Directors may determine.

8. Previously Issued Options
Options outstanding as of the date hereof to purchase Class B multiple voting shares of the Corporation, which were previously granted or issued pursuant to the Plan (including any predecessor to the Plan), shall be governed by the Plan, mutatis mutandis, on the same terms and conditions as Options to purchase Shares.
APPENDIX A
CHC HELICOPTER CORPORATION
EMPLOYEE SHARE OPTION PLAN
Maximum Number of Shares which may be Issued

Maximum Number	Date set by Directors	Date approved by TSE	Date approved by Shareholders
1,110,184	September 13, 1995	January 29, 1996	Not required

2,247,165	August 11, 1997	August 18, 1997	October 8, 1997

3,500,000(1)	April 10, 2002	May 1, 2002 (verbal), confirmed by letter May 13, 2002	September 26, 2002

(1)	This number is adjusted to 7,000,000 following the Corporation’s 2 for 1 stock split on April 14, 2005.

Schedule D
Statement of Corporate Governance Practices

1. Board of Directors
(a) Disclose the identity of directors who are independent.	The Board has determined that six of the eleven nominee directors are “independent” within the meaning of NI 58-101. The six independent directors are Sir Bob Reid, Dr. Jack Mintz, Dr. John Kelly, Don Carty, Guylaine Saucier and George Gillett, Jr.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	(i)	Craig L. Dobbin is not considered “independent” under NI 58-101 and under the NYSE Listing Standards because he is Executive Chairman of the Corporation.
	(ii)	Sylvain Allard is not considered “independent” under NI 58-101 and under the NYSE Listing Standards because he is the President and Chief Executive Officer of the Corporation.
	(iii)	Craig C. Dobbin is not considered “independent” under NI 58-101 and under the NYSE Listing Standards because he is the son of Craig L. Dobbin.
	(iv)	Mark D. Dobbin is not considered “independent” under NI 58-101 and under the NYSE Listing Standards because he is the son of Craig L. Dobbin.
	(v)	William Stinson is not considered “independent” under NI 58-101 and under the NYSE Listing Standards because he is the brother-in law of Craig L. Dobbin.

(c) Disclose whether or not a majority of the directors are independent. If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	The Board has determined that a majority, namely six, of the eleven proposed directors are independent. The Corporation has adopted governance guidelines consistent with NP 58-201, which provide, among other things, that a majority of the board must be independent directors.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors currently serve on the board of directors of the following reporting issuers: Craig L. Dobbin – Newfoundland Capital Corporation;

Don Carty – Barrick Gold Corporation, Sears Holdings Corporation, Dell Inc., Hawaiian Holdings Inc. and Gluskin Sheff + Associates Inc.;
Guylaine Saucier – Petro-Canada Inc., Bank of Montreal, Areva and Altran.
Jack Mintz – Imperial Oil Limited and Brookfield Asset Management Inc.;
William Stinson – Westshore Terminals Income Fund;
Sir Bob Reid – Intercontinental Exchange Service Inc.;
George Gillett, Jr. – Swift & Company.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The Board has appointed Sir Bob Reid, an independent director under applicable securities laws, as its Lead Director. In accordance with the written mandate of the Board, the independent directors of the Board hold an in camera session of the Board without non-independent members of the Board and management in attendance at each in-person meeting of the Board. The independent members of the Board have held four such in camera sessions since May 1, 2005. The Audit Committee and the Corporate Governance, Compensation and Nominating Committee of the Board are composed entirely of independent directors.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Craig L. Dobbin, the Executive Chairman, is not an independent director. The Board has appointed Sir Bob Reid as its Lead Director. The Corporation has adopted a written description of the roles and responsibilities of the Lead Director. The Lead Director is designated by the Board to lead the Board to fulfill its duties effectively, efficiently and independent of management.. The role and responsibilities of the Lead Director include the following:

• ensure the Board works as a cohesive team;

• oversee the provision to the Board of adequate resources, including full, timely and relevant information to support its decision-making requirements;

• oversee a process to monitor legislation and best practices which relate to the responsibilities of the Board, to assess the effectiveness of the overall Board, its committees and individual directors on a regular basis;

• provide input to the Chairman on preparation of agendas for Board and committee meetings;

• consult with the Chairman and the other Board members on the effectiveness of Board committees;

• ensure that independent directors have adequate opportunities to meet to discuss issues without management present;

• chair Board meetings when the Chairman is not in attendance;

• oversee delegated committee functions and reports of the Committee to the Board – e.g. CEO performance assessment, CEO and Board succession planning and strategic planning;

• chair in camera meetings of the Board, without management present, at every Board meeting when requested by the other independent Board members; and

• communicate to management, as appropriate, the results of private discussions among outside directors.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director for all board and committee meetings held since the beginning of the year ended April 30, 2006 is set out in the Circular under the heading “Directors’ Meetings”.

2. Mandate of the Board of Directors
Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	The Board has responsibility for the stewardship of the Corporation and for overseeing the operation of the business of the Corporation. A copy of the Charter of the Board of Directors is attached as Schedule [E] to the Circular.

3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed a written position description for the Lead Director. The role and responsibilities of the Lead Director are set out in Section 1(f) of this Schedule D. There are no specific position descriptions for the chair of each board committee, however, the Board has adopted written mandates for each of its standing committees. These mandates set out the responsibilities of each committee and the chair of each committee is responsible to ensure that these responsibilities are carried out.

(b) Disclose whether or not the board and the CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has developed a written description of the role and responsibilities of the Chief Executive Officer.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes to orient new directors regarding:
(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business.	Each new director is given an opportunity as soon as practicable to meet with appropriate senior and operational management of the Corporation to receive relevant information on the operation of the Board and the business of the Corporation and its divisions.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Presentations are made to the Board as required on business, accounting, tax and legal matters impacting upon the Corporation and its business. Board meetings are periodically held at locations where the Corporation’s operations are located so that Directors have an opportunity to meet operational management. Each divisional president makes an annual presentation to the Board on matters concerning their division.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i) disclose how a person or company can obtain a copy of the code;
(ii) describe how the board monitors compliance with its code, or if the board	The Board has adopted a written code of ethics for the Corporation.

The code of is available on the Corporation’s website www.chc.ca and on SEDAR at www.sedar.com.
The Board and management of the Corporation monitor compliance with the code. All directors,

does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	officers, employees and consultants are encouraged to report violations of the code in accordance with the procedures set forth in the Corporation’s whistleblower policy, which provides for the prompt reporting of any violations to the Director of Internal Audit or the Corporate Secretary.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the code.

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c) Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.	The Board has reviewed and approved a disclosure policy, whistleblower policy and foreign corrupt practices compliance policy for the Corporation.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance, Compensation and Nominating Committee is responsible to assess board effectiveness, identify any skill gaps in the Board and recommend new candidates for the Board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Corporate Governance, Compensation and Nominating Committee is composed entirely of independent directors.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities of the Corporate Governance, Compensation and Nominating Committee include assessing the current composition of the Board in light of the characteristics of independence, skills, experience and availability of service to the Corporation of its members and of anticipated needs, identifying and recommending to the Board nominees for election, re-election, or appointment to the Board, advising the Board periodically with respect to significant developments in corporate governance and making recommendations to the Board on all matters of corporate governance, reviewing the compensation arrangements for directors and officers of the Corporation and making recommendations to the Board on compensation matters, assisting the Board in its self evaluation process and monitoring compliance with the Corporation’s code of ethics

7. Compensation (a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Corporate Governance, Compensation and Nominating Committee reviews the compensation of directors and officers on a periodic basis having regard to information available with respect to comparable corporations.

(b) Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Corporate Governance, Compensation and Nominating Committee is composed of entirely independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	These are described in item 6(c) of this Schedule D.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and	Mercer Human Resources Consulting were retained in the fall of 2005 to conduct a review of market compensation practices for boards of directors.

briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has established a Pension Committee to advise the Board on matters relating to the pension plans of the Corporation and its subsidiaries.

9. Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If the assessments are not regularly conducted, described how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Corporate Governance, Compensation and Nominating Committee is responsible for regular assessment of the Board and its committees. The Committee conducts regular surveys of the directors to illicit the information that it considers appropriate to form a proper opinion on the effectiveness of the Board.

Schedule E
Mandate of the Board of Directors
1.0 Composition
The Board should consist of a minimum of three (3) and a maximum of twelve (12) directors, a majority of whom are unrelated and independent as determined by the Board having regard to applicable regulatory and stock exchange requirements. The composition of the Board should provide for continuity of membership and committee operation, while at the same time allowing fresh perspectives to be added.
2.0 Authority
The Board has the authority to access information and investigate any activity of the Company. Individual directors, with the approval of the Chair, lead director or the appropriate committee Chair, may, at the Company’s expense, retain persons having special expertise to assist in fulfilling his or her responsibilities.
3.0 Board Responsibilities
The Board has responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, will assume responsibility for the following matters:
I.	The approval and review of a strategic plan which takes into account, among other things, the opportunities and risks of the business, which plan shall be reviewed and approved by the Board at least annually;

II.	Review of the processes utilized by management with respect to risk assessment and management, the identification by management of the principal risks of the business of the Corporation and the implementation by management of appropriate systems to manage such risks;

III.	Succession planning for the CEO and senior management;

IV.	Oversight of the evaluation and compensation of the Company’s senior executives;

V.	Periodic review of the Company’s Public Disclosure and Investor Relation’s Policy;

VI.	Establishment and monitoring of corporate governance and ethical conduct standards for the Company;

VII.	Oversight of mergers and acquisitions and other significant investments being considered by the Company, and their relationship to the strategic plan;

VIII.	Identification of directors to serve as members and chairs of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Pension Committee and such other committees of the Board as may be established from time to time;

IX.	Review of recommendations from the Corporate Governance and Nominating Committee regarding proposed candidates for election or appointment to the Board;

X.	Provide general oversight and advice to senior management; and

XI.	Oversight of the establishment by management of an adequate system of internal controls and management information systems.
4.0 Independence
The Board shall from time to time establish guidelines to determine the independence of directors having regard to applicable regulatory and stock exchange requirements.
Each director is responsible for ensuring that all factors that could impact their independence are disclosed to the Board and discussed on a timely basis. Annually (or sooner, when circumstances change) each director will be required to declare in writing any facts that may impair their independence. At least annually, or when new information pertaining to a particular director is reported to the Board by the director, the Board shall make a determination as to the independence of each individual director.
5.0 Lead Director
Annually the Board will appoint one of the independent directors to serve in the role of Lead Director. The Lead Director will have such duties and responsibilities as the Board may from time to time determine.
6.0 Meetings
The Board should meet on a regular basis (at least quarterly). Special meetings may be convened at the request of any director or at the request of management. At each Board meeting time will be provided on the agenda for the independent directors to meet without management or any non-independent directors present.
7.0 Decisions Requiring Board Approval
In addition to the responsibilities outlined above, Board approval is required for the following items:

•	Filings with Canadian and United States securities regulators;

•	Annual financial statements;

•	New debt obligations or material amendments to existing obligations;

•	Issue of capital stock;

•	Guarantees provided by the Company to CHC subsidiaries with respect to contracts, debt, leases;

•	Annual budget;

•	Establishment and amendments to Employee Share Purchase and Employee Share Option plans;

•	Director and executive management compensation plans;

•	Capital expenditures of more than $10 million;

•	Changes to the Company’s Code of Business Conduct and Ethics and any waivers under such code;

•	Establishment and approval of changes to mandates for the Committees of the Board;

•	Appointment of members to Board committees;

•	Appointment of officers of the Company;

•	Sale or disposal of significant assets or operations;

•	Offers to acquire significant assets or operations;

•	Restructuring of legal entities and/or inter-company loan agreements.
8.0 Expectations of Management
The Board will establish and monitor its expectations of management through the strategic planning and annual budget process and through other performance targets established annually.
9.0 Self-Assessment
Annually the Board will undertake a self-assessment as a whole based on its responsibilities outlined in this mandate in addition to such other factors as the Board may from time to time determine.
10.0 Shareholder Feedback
To ensure it is effectively fulfilling its responsibilities to shareholders, the Board encourages shareholders to communicate any feedback directly to the Chairman or Lead Director.
Nothing in this mandate is intended, or may be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

11.0 Board of Directors
     Meeting Outline

		Q1	Q2	Q3	Q4
Strategic Planning
•	Review and approve Strategic Plan			X

Annual Board Review
•	Review the Board mandate	X
•	Review results of Board/Committee self-evaluation	X
•	Review results of director independence certifications	X
•	Approve amendments to Committee mandates		X

Appointments
•	Approve recommendations for directors			X
•	Approve committee members	X
•	Approve changes to officers	X	X	X	X
•	Appointment of lead director		X

Communications
•	Review Public Disclosure and Investor Relations Policy			X
•	Receive update on any shareholder feedback	X	X	X	X

Code of Ethics and Business Conduct
•	Receive reports on any non-compliance	X	X	X	X
•	Review reports of annual review of the Code	X
•	Approve any waivers for officer/directors	X	X	X	X

Risk Management
•	Review and approve Risk Management Strategy				X
•	Receive update on major risks	X	X	X	X

Financial and Regulatory Documents
•	Review and approve Budget				X
•	Review and approve Audited Consolidated F/S	X
•	Review and approve annual MD&A	X
•	Review and approve Form 20-F/AIF		X
•	Review and approve Information Circular		X
•	Review and approve proxy materials		X

Compensation
•	Approve compensation for senior management			X
•	Approve compensation for directors				X
•	Approve Option and/or SAR grants			X
•	Approve amendments to compensation plans		X

		Q1	Q2	Q3	Q4
Committee Updates
•	Audit	X	X	X	X
•	Compensation	X	X	X	X
•	Nominating and Governance	X	X	X	X
•	Pension	X	X	X	X

Capital Expenditures
•	Approve capital expenditures greater than $10 million	X	X	X	X

Management Updates
•	Operations	X	X	X	X
•	Current Initiatives	X	X	X	X
•	Financial	X	X	X	X

Auditor Appointment
•	Receive recommendations from Audit Committee				X

Independent Directors
•	Meeting of non-management directors	X	X	X	X
•	Receive update from lead director	X	X	X	X

CHC HELICOPTER CORPORATION
PROXY
Class A Subordinate Voting Shares Annual Meeting of Shareholders September 28, 2006
               The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Rick Davis, Acting Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ______________________________ as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Thursday, September 28, 2006 at the Fairmont Vancouver Airport Hotel, 3111 Grant McConachie Way, Richmond, British Columbia at 3:30 p.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:
1.	The election of directors of the Corporation:

For ☐	Withhold from Voting ☐
2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

For ☐	Withhold from Voting ☐
3.	To ratify the repeal of By-law No. 2:

For ☐	Vote Against ☐
4.	To amend the Employee Share Option Plan:

For ☐	Vote Against ☐
5.	At the nominee’s discretion:
a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this                                          day of                                          , 2006.
     Control Number:

Name of Shareholder	Signature of Shareholder

Return this Proxy
By Internet
●	Go to www.eproxyvoting.com/chcclassa

●	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

●	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.
By Mail
●	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.
2.
Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.
Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.
5.
Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.
A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Tuesday, September 26, 2006, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368-2502; telephone (800) 387-0825).
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION

CLASS A SUBORDINATE VOTING SHARES
In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:

are ☐
The shares represented by this proxy or voting information form:		owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)
“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this                                                               day of                                                               , 2006.

Name of Shareholder	Signature of Shareholder

CHC HELICOPTER CORPORATION
PROXY
Class B Multiple Voting Shares Annual Meeting of Shareholders September 28, 2006
              The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Rick Davis, Acting Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ______________________________ as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Thursday, September 28, 2006 at the Fairmont Vancouver Airport Hotel, 3111 Grant McConachie Way, Richmond, British Columbia at 3:30 p.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:
1.	The election of directors of the Corporation:

For ☐	Withhold from Voting ☐
2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

For ☐	Withhold from Voting ☐
3.	To ratify the repeal of By-law No. 2:

For ☐	Vote Against ☐
4.	To amend the Employee Share Option Plan:

For ☐	Vote Against ☐
5.	At the nominee’s discretion:
a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this                                          day of                                           , 2006.
     Control Number:

Name of Shareholder	Signature of Shareholder

Return this Proxy
By Internet
●	Go to www.eproxyvoting.com/chcclassb

●	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

●	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.
By Mail
●	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.
Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.
2.
Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.
Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.
5.
Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.
A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Tuesday, September 26, 2006, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368-2502; telephone (800) 387-0825).
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION

CLASS B MULTIPLE VOTING SHARES
In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:

are ☐
The shares represented by this proxy or voting information form:		owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)
“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this                                                               day of                                                               , 2006.

Name of Shareholder	Signature of Shareholder

CHC HELICOPTER CORPORATION
PROXY
Ordinary Shares Annual Meeting of Shareholders September 28, 2006
                The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive Officer of the Corporation or, failing him, Rick Davis, Acting Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them, ______________________________ as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held on Thursday, September 28, 2006 at the Fairmont Vancouver Airport Hotel, 3111 Grant McConachie Way, Richmond, British Columbia at 3:30 p.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:
1.	The election of directors of the Corporation:

For ☐	Withhold from Voting ☐
2.	The reappointment of Ernst & Young, LLP as auditors of the Corporation and authorizing the Board of Directors to fix their remuneration:

For ☐	Withhold from Voting ☐
3.	To ratify the repeal of By-law No. 2:

For ☐	Vote Against ☐
4.	To amend the Employee Share Option Plan:

For ☐	Vote Against ☐
5.	At the nominee’s discretion:
a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.
For further information, please see the accompanying Management Information Circular.
Dated this                                          day of                                          , 2006.

Name of Shareholder	Signature of Shareholder

Notes:
1.	This proxy is solicited by and on behalf of the management of the Corporation.
2.
Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.
Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.
5.
Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.
A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 6:00 p.m. (Toronto time) on Tuesday, September 26, 2006 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368 2502; telephone (800) 387 0825).
TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CERTIFICATION

ORDINARY SHARES
In order to assist CHC Helicopter Corporation in monitoring Canadian ownership for the purposes of the Canada Transportation Act all shareholders are requested to complete the following section:

are ☐
The shares represented by this proxy or voting information form:		owned and controlled by Canadians.
are not ☐
For the purposes of the foregoing:
(a)
“Canadian” means a Canadian citizen or a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (the “Immigration Act”), a government in Canada or an agent thereof or a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least seventy-five percent, or such lesser percentage as the Governor in Council may be regulation specify, of the voting interests are owned and controlled by Canadians; and

(b)	“permanent resident”, within the meaning of the Immigration Act, means a person who has acquired permanent resident status and has not:
(i)	become a Canadian citizen;

(ii)	had a removal order made against him or her; or

(iii)	had a final determination made against him or her:
(1)	for failing to comply with the applicable residency obligations;

(2)	cancelling a decision allowing his or her claim for refugee protection; or

(3)	cancelling a decision allowing his or her application for protection.
Dated this                                                               day of                                                               , 2006.

Name of Shareholder	Signature of Shareholder

* 1 OF 2 P12345 E 271000 34 G: 123456 O:4B S: 020 R:3 M:1 VOTING INSTRUCTION FORM CHC HELICOPTER CORPORATION (THE “CORPORATION”) MEETING TYPE: ANNUAL MEETING MEETING DATE: THURSDAY, SEPTEMBER 28, 2006 AT 3:30 PM PDT RECORD DATE: AUGUST 1, 2006 LOGO CONTROL NO: 999999999999 CUID: 01234 C73 ACCOUNT NO: 0123456789 PROXY DEPOSIT DATE: SEPTEMBER 26, 2006 CUSIP: 12541C203 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. R3 BROKER STREET VOTE BY INTERNET: GO TO: WWW.PROXYVOTE.COM Your 12-digit control number is located above. SAMPLE PRO A1A 1A1 VOTE BY TELEPHONE: CITY, *NOT AVAILABLE* PROVINCE ADDRESS VOTE BY MAIL: This voting instruction form may be returned by mail in the envelope provided. T2-102605 JOHN VOTE BY FACSIMILE: 905-507-7793 or 514-281-8911. BROKER 123 ANY STREET ANY CITY, A1A 1A1 123 ANY ANY XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX APPOINTEE(S) SYLVAIN A. ALLARD, OR FAILING HIM, RICK DAVIS, OR FAILING HIM, MARTIN J. LOCKYER IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW. 1234567890123456789012345678 CONTROL NO. 999999999999 999999999 PLEASE PRINT APPOINTEE NAME *SEE VOTING INSTRUCTIONS ON REVERSE* ITEM(S) (FILL IN ONLY ONE BOX PER ITEM IN BLACK OR BLUE INK) ITEM(S) (FILL IN ONLY ONE BOX PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES 1 THE ELECTION OF DIRECTORS OF THE CORPORATION. FOR WITHHOLD 2 THE REAPPOINTMENT OF ERNST & YOUNG, LLP AS AUDITORS OF THE CORPORATION FOR WITHHOLD            AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. 3 TO RATIFY THE REPEAL OF BY-LAW NO. 2. FOR AGAINST 4 TO AMEND THE EMPLOYEE SHARE OPTION PLAN. FOR AGAINST 5 IN ORDER TO ASSIST CHC HELICOPTER CORPORATION IN MONITORING CANADIAN OWNERSHIP FOR THE PURPOSES OF THE CANADA TRANSPORTATION ACT ALL SHAREHOLDERS ARE REQUESTED TO COMPLETE THE FOLLOWING SECTION: THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM: ARE OWNED AND CONTROLLED BY CANADIANS. ARE NOT FOR THE PURPOSES OF THE FOREGOING: (A) “CANADIAN” MEANS A CANADIAN CITIZEN OR A PERMANENT RESIDENT OF CANADA WITHIN THE MEANING OF THE IMMIGRATION AND REFUGEE PROTECTION ACT (THE “IMMIGRATION ACT”), A GOVERNMENT IN CANADA OR AN AGENT THEREOF OR A CORPORATION OR OTHER ENTITY THAT IS INCORPORATED OR FORMED UNDER THE LAWS OF CANADA OR A PROVINCE, THAT IS CONTROLLED IN FACT BY CANADIANS AND OF WHICH AT LEAST SEVENTY-FIVE PERCENT, OR SUCH LESSER PERCENTAGE AS THE GOVERNOR IN COUNCIL MAY BY REGULATION SPECIFY, OF THE VOTING INTERESTS ARE OWNED AND CONTROLLED BY CANADIANS; AND (B) “PERMANENT RESIDENT”, WITHIN THE MEANING OF THE IMMIGRATION ACT, MEANS A PERSON WHO HAS ACQUIRED PERMANENT RESIDENT STATUS AND HAS NOT: *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER (I) BECOME A CANADIAN CITIZEN; (II) HAD A REMOVAL ORDER MADE AGAINST HIM BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. OR HER; OR (III) HAD A FINAL DETERMINATION MADE AGAINST HIM OR HER: *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WI TH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR. (1) FOR FAILING TO COMPLY WITH THE APPLICABLE RESIDENCY OBLIGATIONS; REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING (2) CANCELLING A DECISION ALLOWING HIS OR HER CLAIM FOR REFUGEE            THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM. PROTECTION; OR (3) CANCELLING A DECISION ALLOWING HIS OR HER APPLICATION FOR PROTECTION. DATE (DD/MM/YY) SIGNATURE(S)
*INVALID IF NOT SIGNED*

In this voting instruction form, you and your refer to a beneficial holder of the securities listed on the other side of this form. You are a beneficial holder because we hold the securities in an account for you. We, us, and our refer to the intermediary or financial institution where you have an account. A meeting is being held for holders of the securities listed on the other side of this form. Please be advised that you are receiving this voting instruction form and meeting materials, at the direction of the issuer, in the language you requested, if it was available. Issuers have the right under securities legislation, to require us to send you shareholder materials. This direction supercedes any previous instructions you may have given not to receive material. When you give us your voting instructions, you acknowledge that: • you are the beneficial holder; • you are authorized to provide these voting instructions; and • you have read the instructions on this form. We cannot vote for you if we do not receive your voting instructions. Unless you attend the meeting and vote in person, we will vote on your behalf according to the voting instructions you provide. Please write any comments on a separate sheet and send them by mail with your voting instructions. Please include your 12-digit control number, which you will find on the other side of this form. If the items listed in the information circular are different from the items listed on the other side of this form, the information circular will be considered correct. Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return your voting instruction form by mail, or submit your vote on the Internet or by telephone (if available). About Voting. A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. Please read the information circular carefully and take note of any relevant proxy deposit date. If you have any questions, please contact the person who services your account. Your vote is important. If you do not plan to attend the meeting and vote in person, please give us your voting instructions right away. We will vote on your behalf according to the voting instructions you provide. We cannot vote for you if we do not receive your voting instructions. If you do not specify how you want your securities voted, they will be voted as recommended in the information circular. Submitting your voting instructions. Use this form to send us your voting instructions by mail. You may also be able to give us your voting instructions by telephone or on the Internet. If these options are available to you, they are noted on the other side of this form. If you use the telephone or Internet to vote, you will be considered to have signed and dated this form. Your voting instructions will be recorded when they are received. You cannot vote on the telephone or Internet on the day of the meeting. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the other side of this form, and as stated in the information circular. On the Internet (if available). Go to www.proxyvote.com and follow the instructions. You will need your 12-digit control number, which you will find on the other side of this form. When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot. By telephone (if available). Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 12-digit control number, which you will f ind on the other side of this form. If a recommendation has not been made on an item, you must vote on each item separately. Choose option 2 when the telephone voting system prompts you. By mail. Complete, sign and date the other side of this form. Fold in half, do not detach and return it in the envelope provided. If you do not have the envelope, send the form to: PROXY TABULATION P.O. BOX 2800 STN LCD MALTON MISSISSAUGA, ON L5T 2T8 To attend the meeting as an Appointee. If you want to attend the meeting, or designate another person to attend the meeting in your place, you may do so in one of the following ways: · write your name, or the name of your designate, on the “Appointee” line on the other side of this form, sign and date the form, and send it by mail, or · go to the Internet site noted (if available) and insert the name in the “Appointee” section on the electronic ballot. You cannot use the telephone voting service if you want to appoint yourself to vote in person at the meeting or appoint someone else to attend the meeting for you. When you write your name or the name of your designate on the “Appointee” line, you or your designate will have the right to attend the meeting and vote in person. We will execute and deliver a form of proxy to the issuer on your behalf. You, or your designate, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer. Legal Proxy. If you put your name or designate’s name on the “Appointee” line of this form or on the Internet, you do NOT need to obtain a legal proxy in order to attend and vote at the meeting. However, securities legislation provides that you may request that a legal proxy, naming you or your designate, be issued and mailed to you. Should you wish such a legal proxy, mark the appropriate box on the other side of this form and write your name or that of your designate, on the other side of this form on the “Appointee” line. You cannot use the Internet or telephone voting services if you want to request a legal proxy. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the information circular applicable to the delivery of proxies. The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the information circular. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for that proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the issuer or its agents in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account. T3120106

* 1 OF 2 P12345 E 271000 34 G: 123456 O:4B S: 020 R:3 M:1 VOTING INSTRUCTION FORM CHC HELICOPTER CORPORATION (THE “CORPORATION”) MEETING TYPE: ANNUAL MEETING MEETING DATE: THURSDAY, SEPTEMBER 28, 2006 AT 3:30 PM PDT RECORD DATE: AUGUST 1, 2006 CONTROL NO: 999999999999 CUID: 01234 C73 ACCOUNT NO: 0123456789 PROXY DEPOSIT DATE: SEPTEMBER 26, 2006 CUSIP: 12541C302 WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE LOGO BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. R3 VOTE BY INTERNET: GO TO: WWW.PROXYVOTE.COM Your 12-digit control number is located above. VOTE BY TELEPHONE: *NOT AVAILABLE* VOTE BY MAIL: This voting instruction form may be returned by mail in the BROKER envelope provided. T2-102605 VOTE BY FACSIMILE: 905-507-7793 or 514-281-8911. BROKER ADDRESS 123 ANY STREET ANY CITY, PROVINCE A1A 1A1 JOHN SAMPLE 123 ANY STREET ANY CITY, PRO A1A 1A1 XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX APPOINTEE(S) SYLVAIN A. ALLARD, OR FAILING HIM, RICK DAVIS, OR FAILING HIM, MARTIN J. LOCKYER IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW. 1234567890123456789012345678 CONTROL NO. ? 999999999999 999999999 PLEASE PRINT APPOINTEE NAME *SEE VOTING INSTRUCTIONS ON REVERSE* ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES 1 THE ELECTION OF DIRECTORS OF THE CORPORATION. FOR WITHHOLD 2 THE REAPPOINTMENT OF ERNST & YOUNG, LLP AS AUDITORS OF THE CORPORATION FOR WITHHOLD AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. 3 TO RATIFY THE REPEAL OF BY-LAW NO. 2. FOR AGAINST 4 TO AMEND THE EMPLOYEE SHARE OPTION PLAN. FOR AGAINST 5 IN ORDER TO ASSIST CHC HELICOPTER CORPORATION IN MONITORING CANADIAN OWNERSHIP FOR THE PURPOSES OF THE CANADA TRANSPORTATION ACT ALL SHAREHOLDERS ARE REQUESTED TO COMPLETE THE FOLLOWING SECTION: THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM: ARE OWNED AND CONTROLLED BY CANADIANS. ARE NOT FOR THE PURPOSES OF THE FOREGOING: (A) “CANADIAN” MEANS A CANADIAN CITIZEN OR A PERMANENT RESIDENT OF CANADA WITHIN THE MEANING OF THE IMMIGRATION AND REFUGEE PROTECTION ACT (THE “IMMIGRATION ACT”), A GOVERNMENT IN CANADA OR AN AGENT THEREOF OR A CORPORATION OR OTHER ENTITY THAT IS INCORPORATED OR FORMED UNDER THE LAWS OF CANADA OR A PROVINCE, THAT IS CONTROLLED IN FACT BY CANADIANS AND OF WHICH AT LEAST SEVENTY-FIVE PERCENT, OR SUCH LESSER PERCENTAGE AS THE GOVERNOR IN COUNCIL MAY BY REGULATION SPECIFY, OF THE VOTING INTERESTS ARE OWNED AND CONTROLLED BY CANADIANS; AND (B) “PERMANENT RESIDENT”, WITHIN THE MEANING OF THE IMMIGRATION ACT, MEANS A PERSON WHO HAS ACQUIRED PERMANENT RESIDENT STATUS AND HAS NOT: *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER (I) BECOME A CANADIAN CITIZEN; (II) HAD A REMOVAL ORDER MADE AGAINST HIM BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. OR HER; OR (III) HAD A FINAL DETERMINATION MADE AGAINST HIM OR HER: *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR. (1) FOR FAILING TO COMPLY WITH THE APPLICABLE RESIDENCY OBLIGATIONS; REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING (2) CANCELLING A DECISION ALLOWING HIS OR HER CLAIM FOR REFUGEE THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM. PROTECTION; OR (3) CANCELLING A DECISION ALLOWING HIS OR HER APPLICATION FOR PROTECTION. DATE (DD/MM/YY) SIGNATU RE(S) *INVALID IF NOT SIGNED*

About Voting. A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. Please read the information circular carefully and take note of any relevant proxy deposit date. If you have any questions, please contact the person who services your account. Your vote is important. • write your name, or the name of your designate, on the If you do not plan to attend the meeting and vote in person, “Appointee” line on the other side of this form, sign and date please give us your voting instructions right away. We will vote the form, and send it by mail, or on your behalf according to the voting instructions you provide. • go to the Internet site noted (if available) and insert the We cannot vote for you if we do not receive your name in the “Appointee” section on the electronic ballot. voting instructions. You cannot use the telephone voting service if you want to FOLD IN HALF — DO NOT DETACH If you do not specify how you want your securities voted, they appoint yourself to vote in person at the meeting or appoint will be voted as recommended in the information circular. someone else to attend the meeting for you. In this voting instruction form, you and your refer to a beneficial Submitting your voting instructions. When you write your name or the name of your designate on holder of the securities listed on the other side of this form. You are Use this form to send us your voting instructions by mail. You the “Appointee” line, you or your designate will have the right a beneficial holder because we hold the securities in an account may also be able to give us your voting instructions by to attend the meeting and vote in person. We will execute and for you. telephone or on the Internet. If these options are available to deliver a form of proxy to the issuer on your behalf. You, or your you, they are noted on the other side of this form. If you use designate, must attend the meeting for your vote to be We, us, and our refer to the intermediary or financial institution the telephone or Internet to vote, you will be considered counted. When you or your designate arrive at the meeting, where you have an account. to have signed and dated this form. Your voting instructions please register with the scrutineer. A meeting is being held for holders of the securities listed on the will be recorded when they are received. Legal Proxy. other side of this form. Please be advised that you are receiving this voting instruction form and meeting materials, at the direction of the You cannot vote on the telephone or Internet on the day If you put your name or designate’s name on the “Appointee” issuer, in the language you requested, if it was available. Issuers have of the meeting. line of this form or on the Internet, you do NOT need to obtain the right under securities legislation, to require us to send you a legal proxy in order to attend and vote at the meeting. We need to receive your voting instructions at least shareholder materials. This direction supercedes any previous one business day before the proxy deposit date noted However, securities legislation provides that you may request instructions you may have given not to receive material. on the other side of this form, and as stated in the that a legal proxy, naming you or your designate, be issued and When you give us your voting instructions, you acknowledge that: information circular. mailed to you. Should you wish such a legal proxy, mark the appropriate box on the other side of this form and write your · you are the beneficial holder; On the Internet (if available). name or that of your designate, on the other side of this form on • you are authorized to provide these voting instructions; and Go to www.proxyvote.com and follow the instr uctions. You the “Appointee” line. • you have read the instructions on this form. will need your 12-digit control number, which you will find on the other side of this form. You cannot use the Internet or telephone voting services if you We cannot vote for you if we do not receive your voting want to request a legal proxy. instructions. When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot. The legal proxy will grant you or your designate the right to Unless you attend the meeting and vote in person, we will vote on attend the meeting and vote in person, subject to any your behalf according to the voting instructions you provide. By telephone (if available). rules described in the information circular applicable to the Please write any comments on a separate sheet and send them by Call 1-800-474-7493 (English) or 1-800-474-7501 delivery of proxies. mail with your voting instructions. Please include your 12-digit (French). The legal proxy will be mailed to the name and address noted control number, which you will find on the other side of this form. You will need your 12-digit control number, which you will find on the other side of this form. You need to submit and on the other side of this form. If the items listed in the information circular are different from the deliver the legal proxy in accordance with the proxy items listed on the other side of this form, the information circular If a recommendation has not been made on an item, you must deposit date and any instructions or disclosures noted will be considered correct. vote on each item separately. Choose option 2 when the in the information circular. You or your designate must telephone voting system prompts you. attend the meeting for your vote to be counted. Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return By mail. Allow sufficient time for mailing and return of the legal proxy by your voting instruction form by mail, or submit your vote on the Complete, sign and date the other side of this form. Fold in half, the proxy deposit date to the issuer or its agent. Internet or by telephone (if available). do not detach and return it in the envelope provided. If you do Please be advised that if you, the beneficial holder, ask for a not have the envelope, send the form to: legal proxy to be issued, you may have to take additional steps CH PROXY TABULATION in order for that proxy to be fully effective under applicable A law. For example, it may be necessary that you deposit the T DET P.O. BOX 2800 STN LCD MALTON MISSISSAUGA, ON L5T 2T8 proxy with the issuer or its agents in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions To attend the meeting as an Appointee. given on this voting instruction form will not be effective. If you want to attend the meeting, or designate another person If you have any questions, please contact the to attend the meeting in your place, you may do so in one of the person who services your account. FOLD IN HALF — DO NO following ways: T3120106

VOTING INSTRUCTION FORM CHC HELICOPTER CORPORATION (THE “CORPORATION”) R3B VOTE BY INTERNET: GO TO: WWW.PROXYVOTE.COM VOTE BY TELEPHONE: *NOT AVAILABLE* VOTE BY MAIL:This voting instruction form may be returned by mail in the envelope provided. WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. SEE VOTING INSTRUCTION NO. 2 ON REVERSE MEETING TYPE:ANNUAL MEETING MEETING DATE:THURSDAY, SEPTEMBER 28, 2006 AT 3:30 PM PDT RECORD DATE:AUGUST 1, 2006 PROXY DEPOSIT DATE: SEPTEMBER 26, 2006 A/C ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES 1 THE ELECTION OF DIRECTORS OF THE CORPORATION. FOR WITHHOLD
2 THE REAPPOINTMENT OF ERNST & YOUNG, LLP AS AUDITORS OF THE CORPORATION FOR WITHHOLD AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION. 3 TO RATIFY THE REPEAL OF BY-LAW NO. 2.FOR AGAINST 4 TO AMEND THE EMPLOYEE SHARE OPTION PLAN. FOR A            GAINST 5 IN ORDER TO ASSIST CHC HELICOPTER CORPORATION IN MONITORING CANADIAN OWNERSHIP FOR THE PURPOSES OF THE CANADA
TRANSPORTATION ACT ALL SHAREHOLDERS ARE REQUESTED TO COMPLETE THE FOLLOWING SECTION: THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM: ARE OWNED AND CONTROLLED BY CANADIANS. ARE NOT FOR THE PURPOSES OF THE FOREGOING: (A) “CANADIAN” MEANS A CANADIAN CITIZEN OR A PERMANENT RESIDENT OF CANADA WITHIN THE MEANING OF THE IMMIGRATION AND REFUGEE PROTECTION ACT (THE “IMMIGRATION ACT”), A GOVERNMENT IN CANADA OR AN AGENT THEREOF OR A CORPORATION OR OTHER ENTITY THAT IS INCORPORATED OR FORMED UNDER THE LAWS OF CANADA OR A PROVINCE, THAT IS CONTROLLED IN FACT BY CANADIANS AND OF WHICH AT LEAST SEVENTY-FIVE PERCENT, OR SUCH LESSER PERCENTAGE AS THE GOVERNOR IN COUNCIL MAY BY REGULATION SPECIFY, OF THE VOTING INTERESTS ARE OWNED AND CONTROLLED BY CANADIANS; AND (B) “PERMANENT RESIDENT”, WITHIN THE MEANING OF THE IMMIGRATION ACT, MEANS A PERSON WHO HAS ACQUIRED PERMANENT RESIDENT STATUS AND HAS NOT: (I) BECOME A CANADIAN CITIZEN; (II) HAD A REMOVAL ORDER MADE AGAINST HIM OR HER; OR (III) HAD A FINAL DETERMINATION MADE AGAINST HIM OR HER: (1) FOR FAILING TO COMPLY WITH THE APPLICABLE RESIDENCY OBLIGATIONS; (2) CANCELLING A DECISION ALLOWING HIS OR HER CLAIM FOR REFUGEE PROTECTION; OR (3) CANCELLING A DECISION ALLOWING HIS OR HER APPLICATION FOR PROTECTION. ITEM(S) (FILL IN ONLY ONE BOX `` ´´ PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR. FILL IN THE BOX `` ´´ TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND
VOTE THESE SHARES IN PERSON. DATE (DD/MM/YY)
SIGNATURE(S) [SIGN WITHIN THE BOX]

About Voting A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the items being covered at the meeting, which are described in the Proxy Statement. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse. If you have any questions, please contact the person who services your account. We have been instructed to forward this package of proxy materials to you relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. Please complete and sign this form and return it to us promptly in the envelope provided. If you do not specify how you want your securities voted, they will be voted as recommended in the Proxy Statement. If the items listed in the Proxy Statement are different from the items listed on the other side of this form, the Proxy Statement will be considered correct. For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of this form. Instruction 1 If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of the holder of record of the securities (on the tenth day, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material was mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed “Routine” in nature according to the New York Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on these items. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions. Instruction 2 If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. For this meeting under the rules of the New York Stock Exchange, we cannot vote your securities on one or more of the matters to be acted upon at the meeting without your specific instructions. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy for one or more of the matters may be given at the discretion of the holder of record of the securities (on the tenth date, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority for one or more of the matters, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed “Routine” in nature according to the New Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on one or more of the matters to be acted upon at the meeting. We will nevertheless follow your instructions, even if our discretionary vote has already been given on those matters, provided your instructions are received prior to the meeting date. If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions. Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Please date, sign and return your voting instructions to us promptly in the envelope provided. Instruction 4 We have previously sent you proxy material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not received your voting instructions. The company has requested us to communicate with you to have your securities voted. To attend the meeting and vote your shares in person If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent. Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account.